UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the Fiscal Year ended December 31, 2025

Fundrise Equity REIT, LLC

(Exact name of issuer as specified in its charter)

Delaware	35-2536661
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

11 Dupont Circle NW, 9th Fl, Washington, DC (Address of Principal Executive Offices)	20036 (Zip Code)

(202) 584-0550
 Issuer’s telephone number, including area code

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Part II.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

We make statements in this Annual Report on Form 1-K (this “Annual Report”) that are forward-looking statements. The words “outlook,” “believe,” “estimate,” “potential,” “projected,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “could” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Annual Report or in the information incorporated by reference into this Annual Report.

The forward-looking statements included in this Annual Report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. These risk factors and uncertainties which could have a material adverse effect on our operations and future prospects, along with others, are detailed under the heading “Risk Factors” in our latest offering circular (the “Offering Circular”) filed by Fundrise Equity REIT, LLC with the Securities and Exchange Commission (the “SEC”), which may be accessed here (beginning on page 24) and may be updated from time to time by our future filings under Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”). In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

 Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this Annual Report. All forward-looking statements are made as of the date of this Annual Report and the risk that actual results will differ materially from the expectations expressed in this Annual Report will increase with the passage of time. We undertake no obligation to publicly update or revise any forward-looking statements after the date of this Annual Report, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this Annual Report, including, without limitation, the risks described under “Risk Factors,” the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Annual Report will be achieved.

Item 1.	Business

 Fundrise Equity REIT, LLC is a Delaware limited liability company formed on June 30, 2015. The use of the terms “Fundrise Equity REIT”, the “Company”, “we”, “us” or “our” in this Annual Report refer to Fundrise Equity REIT, LLC unless the context indicates otherwise. Effective September 1, 2022, the Company merged with Fundrise Balanced eREIT, LLC (the “2022 Merger”), with the Company as the surviving entity. Effective December 29, 2025, the Company merged with Fundrise eFund, LLC (the “Target Fund”), with the Company as the surviving entity (the “2025 Merger”). For more information about the 2025 Merger, please see the relevant offering circular filed on December  29, 2025, here.

We intend to originate, invest in and manage a diversified portfolio of commercial real estate properties, as well as commercial real estate loans, commercial real estate debt securities (including commercial mortgage-backed securities, collateralized debt obligations, and real estate investment trust (“REIT”) senior unsecured debt), and other select real estate-related assets, where the underlying assets primarily consist of such properties. We may make our investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns. The Company has one reportable segment consisting of investments in real estate.

Fundrise Advisors, LLC (our “Manager”) is currently evaluating proposed merger initiatives intended to enhance long-term returns for existing shareholders through greater diversification, minimized operating costs, and increased economies of scale.

As a limited liability company, we have elected to be taxed as a C corporation. Commencing with the taxable year ended December 31, 2016, the Company has qualified for treatment as a REIT under the Internal Revenue Code of 1986, as amended, and intends to continue to operate as such. The Company has one taxable real estate investment trust subsidiary, which was established on February 1, 2021.

We are externally managed by our Manager, which is an investment adviser registered with the SEC, and a wholly-owned subsidiary of Rise Companies Corp. (our “Sponsor”), the parent company of Fundrise, LLC, our affiliate. Fundrise, LLC owns and operates our platform located at www.fundrise.com (the “Fundrise Platform”), which allows investors to hold interests in opportunities that may have been historically difficult to access. Our Manager has the authority to make all of the decisions regarding our investments, subject to the limitations in our operating agreement and the direction and oversight of our Manager’s investment committee. Our Sponsor also provides asset management, marketing, investor relations and other administrative services on our behalf. Accordingly, we do not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by us.

Investment Strategy

We originate, acquire, asset manage, operate, selectively leverage, syndicate and opportunistically sell commercial real estate properties. We acquire and operate real estate and real estate-related assets on an opportunistic basis. Our management has extensive experience investing in numerous types of properties. Thus, we may acquire a wide variety of commercial properties, including office, industrial, retail, hospitality, recreation and leisure, single-tenant, multifamily and other real properties. These properties may be existing, income-producing properties, newly constructed properties or properties under development or construction and may include multifamily properties purchased for conversion into condominiums and single-tenant properties that may be converted for multifamily use. We focus on acquiring properties with significant possibilities for capital appreciation, such as those requiring development, redevelopment or repositioning, those located in markets with high growth potential and those available from sellers who are distressed or face time-sensitive deadlines. We also may invest in real estate-related securities, including securities issued by other real estate companies, either for investment or in change of control transactions completed on a negotiated basis or otherwise, and in bridge and mezzanine loans that may lead to an opportunity to purchase a real estate interest. In addition, to the extent that our Manager and its investment committee determines that it is advantageous, we also may make or invest in commercial mortgage-backed securities, mortgage loans and tenant-in-common interests. We expect that our portfolio of debt investments will be secured primarily by U.S. based collateral and diversified by security type, property type and geographic location.

For real estate debt investments, our Manager intends to directly structure, underwrite and originate many of the debt products in which we invest as this provides for the best opportunity to control our borrower and partner relationships and optimize the terms of our investments. Our proven underwriting process, which our management team has successfully developed over their extensive real estate careers in a variety of market conditions and implemented at our Sponsor, will involve comprehensive financial, structural, operational and legal due diligence of our borrowers and partners in order to optimize pricing and structuring and mitigate risk. We feel the current and future market environment for commercial real estate properties and development projects (including any existing or future government-sponsored programs) provides a wide range of opportunities to generate compelling investments with strong risk-return profiles for our shareholders.

We may enter into one or more joint ventures, tenant-in-common investments or other co-ownership arrangements for the acquisition, development or improvement of properties with third parties or affiliates of our Manager, including present and future real estate investment offering and REITs sponsored by affiliates of our Sponsor. We also may serve as mortgage lender to, or acquire interests in or securities issued by, these joint ventures, tenant-in-common investments or other joint venture arrangements.

In executing on our business strategy, we believe that we benefit from our Manager’s affiliation with our Sponsor given our Sponsor’s strong track record and extensive experience and capabilities as an online real estate origination and funding platform. These competitive advantages include:

●	our Sponsor’s experience and reputation as a leading real estate investment manager, which historically has given it access to a large investment pipeline similar to our targeted assets and the key market data we use to underwrite and portfolio manage assets;

●	our Sponsor’s direct and online origination capabilities, which are amplified by a proprietary technology platform, business process automation, and a large user base, of which a significant portion are seeking capital for real estate projects;

●	our Sponsor’s relationships with financial institutions and other lenders that originate and distribute commercial real estate debt and other real estate-related products and that finance the types of assets we intend to acquire and originate;

●	our Sponsor’s experienced portfolio management team which actively monitors each investment through an established regime of analysis, credit review and protocol; and

●	our Sponsor’s management team, which has a successful track record of making commercial real estate investments in a variety of market conditions.

Investment Objectives

Our primary investment objectives are:

●	to realize growth in the value of our investments over the long term;

●	to grow net cash from operations so that cash flow is available for distributions to investors over the long term; and

●	to preserve, protect and return shareholders’ capital contributions.

While we initially communicated that we were targeting liquidating and distributing cash to investors within a certain time period, given that our investors have an opportunity to gain liquidity quarterly and that our investments are of a long-term nature, our Manager has determined to operate the Company with no target liquidation date so that it can make decisions in the best interests of our investors on a project-by-project basis. We also seek to realize growth in the value of our investments by timing their sale to maximize value. However, there is no assurance that our investment objectives will be met. We cannot assure you that we will attain these objectives or that the value of our assets will not decrease. Furthermore, within our investment objectives and policies, our Manager has substantial discretion with respect to the selection of specific investments and the purchase and sale of our assets. Our Manager’s investment committee reviews our investment guidelines at least annually to determine whether our investment guidelines continue to be in the best interests of our shareholders.

Competition

Our net income depends, in large part, on our ability to source, acquire and manage investments with attractive risk-adjusted yields. We compete with many other entities engaged in real estate investment activities, including individuals, corporations, bank and insurance company investment accounts, other REITs, private real estate funds, and other entities engaged in real estate investment activities as well as online lending platforms that compete with the Fundrise Platform, many of which have greater financial resources and lower costs of capital available to them than we have. In addition, there are numerous REITs with asset acquisition objectives similar to ours, and others may be organized in the future, which may increase competition for the investments suitable for us.

Competitive variables include market presence and visibility, amount of capital to be invested per project and underwriting standards. To the extent that a competitor is willing to risk larger amounts of capital in a particular transaction or to employ more liberal underwriting standards when evaluating potential investments than we are, our investment volume and profit margins for our investment portfolio could be impacted. Our competitors may also be willing to accept lower returns on their investments and may succeed in buying the assets that we have targeted for acquisition. Although we believe that we are well-positioned to compete effectively in each facet of our business, there is enormous competition in our market sector and there can be no assurance that we will compete effectively or that we will not encounter increased competition in the future that could limit our ability to conduct our business effectively.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” in our Offering Circular, which may be accessed here, (beginning on page 24) as the same may be updated from time to time by our future filings under Regulation A (“Regulation A”). In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes thereto contained in this Annual Report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. For more information, see “Statements Regarding Forward-Looking Information”. Unless otherwise indicated, the latest results discussed below are as of December 31, 2025.

Offering Results

As of the third quarter of 2024, our Manager closed the Regulation A offering of common shares of the Company (which we refer to as the “Offering”). We may in the future file an offering statement to qualify additional common shares for sale pursuant to Regulation A, or offer our common shares pursuant to Regulation D of the Securities Act (“Regulation D”), as determined by our Manager. On December 29, 2025, the Company qualified up to $75.0 million of additional common shares for sale to effectuate the 2025 Merger. In connection with the 2025 Merger, we issued to the shareholders of the Target Fund common shares based on an agreed upon exchange ratio (“Exchange Ratio”). The Exchange Ratio was determined based on the net asset value (“NAV”) per share of the Company and the Target Fund as of the effective date of the 2025 Merger, December 29, 2025. For additional information, see the relevant offering circular, which may be accessed here.

As of December 31, 2025 and 2024, we had raised total gross offering proceeds of approximately $318.7 million and $257.7 million, respectively, from settled subscriptions (including proceeds received in the private placements to our Sponsor, and Moat Investments, LP (f/k/a Fundrise, L.P.), an affiliate of our Sponsor, and approximately $10.2 million and $10.2 million, respectively, received in private placements to third parties), and had settled subscriptions in our Offering and private placements for an aggregate of approximately 23.7 million and 19.9 million, respectively, of our common shares.

The per share purchase price for our common shares has been and will continue to be subject to adjustment every fiscal quarter (or as soon as commercially reasonable and announced by us thereafter) and will equal the greater of (i) $10.00 per share or (ii) the sum of our NAV, divided by the number of our common shares outstanding as of the end of the prior fiscal quarter (“NAV per share”).

Below is the quarterly NAV per share since December 2023, as determined in accordance with our valuation policy. Linked in the table is the relevant Form 1-U detailing each NAV evaluation method, incorporated by reference herein.

Date	NAV per Share	Link
December 30, 2023	$16.43	Form 1-U
March 29, 2024	$16.70	Form 1-U
June 29, 2024	$16.82	Form 1-U
September 30, 2024	$16.85	Form 1-U
December 31, 2024	$16.23	Form 1-U
March 31, 2025	$16.24	Form 1-U
June 30, 2025	$16.34	Form 1-U
September 30, 2025	$16.53	Form 1-U
December 29, 2025(1)	$16.39	Form 1-U

(1)	In connection with the 2025 Merger, the Manager adjusted NAV per share on December 29, 2025, effective as of such date.

Distributions

To maintain our qualification as a REIT, we are required to make aggregate annual distributions to our shareholders of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain), and to avoid federal income and excise taxes on retained taxable income and gains we must distribute 100% of such income and gains annually. Our Manager may authorize distributions in excess of those required for us to maintain REIT status and/or avoid such taxes on retained taxable income and gains depending on our financial condition and such other factors as our Manager deems relevant. Provided we have sufficient available cash flow, we intend to authorize and declare distributions based on daily record dates and pay distributions on a quarterly or other periodic basis. We have not established a minimum distribution level. During the year ended December 31, 2025 and 2024, the Company recognized approximately $1.3 million and $0, respectively, of federal excise tax expense due to timing differences between taxable income and distributions paid during the year.

When calculated on a tax basis, distributions were made 100% from capital gains for both of the years ended December 31, 2025 and 2024.

While we are under no obligation to do so, we have in the past and expect in the future to declare and pay distributions quarterly in arrears; however, our Manager may declare other periodic distributions as circumstances dictate. In order that investors may generally begin receiving distributions immediately upon our acceptance of their subscription, we expect to authorize and declare distributions based on daily record dates. However, there may also be times when our Manager elects to reduce our rate of distributions in order to preserve or build up a higher level of liquidity at the Company level.

Any distributions that we make will directly impact our NAV by reducing our assets. Our goal is to provide a reasonably predictable and stable level of current income, through quarterly or other periodic distributions, while at the same time maintaining a fair level of consistency in our NAV. Over the course of a shareholder’s investment, the shareholder’s distributions plus the change in NAV per share (either positive or negative) will produce the shareholder’s total return.

Our distributions will generally constitute a return of capital to the extent that they exceed our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that a distribution is treated as a return of capital for U.S. federal income tax purposes, it will reduce a shareholder’s adjusted tax basis in the shareholder’s shares, and to the extent that it exceeds the shareholder’s adjusted tax basis will be treated as gain resulting from a sale or exchange of such shares.

For further details, please see Note 8, Distributions in our consolidated financial statements.

Redemption Plan

Although we do not intend to list our common shares for trading on a stock exchange or other trading market, we have adopted a redemption plan designed to provide our shareholders with limited liquidity for their investment in our shares. The Company’s redemption plan provides that on a quarterly basis, subject to certain exceptions, a shareholder could obtain liquidity as described in detail in our Offering Circular. Our Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time, including to protect our operations and our non-redeemed shareholders, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason.

As of December 31, 2025 and December 31, 2024, approximately 9.1 million and 8.0 million common shares, respectively, had been submitted for redemption since operations commenced, and 100% of such redemption requests have been honored. During the third quarter of 2025, our Manager temporarily suspended our redemption plan. As of December 31, 2025, we are not currently processing redemption requests. Our Manager may re-activate the plan at any time, at its sole discretion.

Sources of Operating Revenues and Cash Flows

We expect to primarily generate cash flows through the rental operations of our rental real estate properties, the distributions received from our investments in equity method investees, and the interest earned on our investments in real estate debt. We may also seek to acquire other investments which generate attractive returns without any leverage. See Note 2, Summary of Significant Accounting Policies–Revenue Recognition in our consolidated financial statements for further detail.

Results of Operations

For the years ended December 31, 2025 and 2024, we had net income of approximately $16.7 million and $10.9 million, respectively. Further information on the notable changes in our results are as follows:

Revenue

Rental Revenue

For the years ended December 31, 2025 and 2024, we earned rental revenue of approximately $8.5 million and $8.7 million, respectively, from the operations of rental real estate properties. The decrease in rental revenue is primarily attributable to an increase in vacancy and concessions.

Expenses

Property Operating and Maintenance Expenses

For the years ended December 31, 2025 and 2024, we incurred property operating and maintenance expenses of approximately $4.7 million and $4.9 million, respectively, which includes property insurance, real estate taxes, and other routine maintenance costs. The decrease in property operating and maintenance expenses is primarily attributable to lower property insurance expenses and reduced utility and common-area costs.

Investment Management Fees – Related Party

For the years ended December 31, 2025 and 2024, we incurred investment management fees of approximately $1.6 million and $1.9 million, respectively. The decrease in investment management fees is directly related to a decrease in our quarterly average net assets, as the investment management fee is calculated as a percentage of net assets each quarter. The decrease in average net assets is primarily attributable to redemptions during the first half of the year, fluctuations in the average fair value of our existing real estate investments period over period, as well as the declaration of capital gains distributions in order to comply with REIT distribution requirements.

General and Administrative Expenses

For the years ended December 31, 2025 and 2024, we incurred general and administrative expenses of approximately $839,000 and $659,000, respectively. The increase in general and administrative expenses is primarily attributable to higher professional fees, including audit and legal expenses.

Excise Tax Expense

For the years ended December 31, 2025 and 2024, we incurred excise tax expense of approximately $1.3 million and $0, respectively. The excise tax expense incurred during the year ended December 31, 2025 was attributable to the timing of required REIT distributions relative to taxable income for the year.

Other Income (Expense)

Equity in Earnings

For the years ended December 31, 2025 and 2024, we recognized equity in earnings of approximately $20.8 million and $14.7 million from our equity method investees, respectively. The increase in equity in earnings is primarily attributable to the $21.8 million of aggregate gains recognized from the disposition of three equity method investees during the year ended December 31, 2025 compared to the gain on disposition of one equity method investee during the year ended December 31, 2024. For more information, see Note 4, Investments in Equity Method Investees.

Dividend Income

For the years ended December 31, 2025 and 2024, we earned dividend income of approximately $472,000 and $142,000, respectively. The increase in dividend income is primarily attributable to an increase in cash invested in a money market sweep account.

Interest Expense - Related Party

For the years ended December 31, 2025 and 2024, we incurred interest expense on related party debt of approximately $200,000 and $340,000, respectively. The decrease in interest expense is primarily due to the related party notes being outstanding for a shorter period in 2025 compared to 2024. See Note 13, Related Party Arrangements for more information.

Decrease in Fair Value of Derivative Financial Instruments

For the years ended December 31, 2025 and 2024, we recognized a decrease in the fair value of our derivative financial instruments of approximately $388,000 and $682,000, respectively. The derivative financial instruments are related to the interest rate cap agreements associated with our mortgage payables on three rental real estate properties. The decrease in the fair values of our derivative financial instruments in the current period are a result of changes in interest rates in the capital markets, term to maturity and volatility relative to the prior period.

Our Investments

During the years ended December 31, 2025 and 2024, we had the following investments. See “Recent Developments” for a description of any investments we have made since December 31, 2025. Note that the use of the term “controlled subsidiary” is not intended to conform with the accounting principles generally accepted in the United States of America (“U.S. GAAP”) definition and does not correlate to a subsidiary that would require consolidation under U.S. GAAP.

Real Property Controlled Subsidiaries (Wholly-Owned Investments)	Location	Type of Property	Approx. Square Footage at Acquisition	Date of Acquisition	Purchase Price	Overview (Form 1-U)
AP98 Controlled Subsidiary	Conroe, TX	Single-family rental	197,000	12/15/2020	$31,750,000	Initial	Update
West Kernan Controlled Subsidiary	Jacksonville, FL	Multifamily	267,000	04/08/2021	$66,250,000	Initial	Update
A93 Controlled Subsidiary (1)	Capital Heights, MD	Industrial	20,000	09/01/2022	$9,600,000	Initial	Update
4700 Eisenhower Ave Controlled Subsidiary (2)	Alexandria, VA	Industrial	45,000	12/29/2025	$17,901,000	Initial	Update
Chattahoochee Ave Controlled Subsidiary (2)	Atlanta, GA	Industrial	100,000	12/29/2025	$20,649,000	Initial	N/A
H13 Controlled Subsidiary (2)	Washington, DC	Single-family rental	2,072	12/29/2025	$1,824,000	Initial	Update
S15 Controlled Subsidiary (2)	Los Angeles, CA	Single-family rental	1,335	12/29/2025	$829,000	Initial	Update
S37 Controlled Subsidiary (2)	Los Angeles, CA	Single-family rental	900	12/29/2025	$775,000	Initial	Update
E91 Controlled Subsidiary (2)	Los Angeles, CA	Mixed-use	(3)	12/29/2025	$1,425,000	Initial	N/A
S56 Controlled Subsidiary (2)	Los Angeles, CA	Single-family rental	1,300	12/29/2025	$1,075,000	Initial	N/A
M184 Controlled Subsidiary (2)	Los Angeles, CA	Single-family rental	1,629	12/29/2025	$1,240,000	Initial	N/A

(1)

This asset was acquired by the Company on September 1, 2022 in connection with the 2022 Merger. The date of acquisition and purchase price herein represent the date and relative fair value of the acquired asset as of the 2022 Merger, respectively.

(2)

This asset was acquired by the Company on December 29, 2025 in connection with the 2025 Merger. See Note 3, 2025 Merger Transaction – Asset Acquisition for more information about the 2025 Merger. The date of acquisition and purchase price herein represent the date and relative fair value of the acquired asset as of the 2025 Merger, respectively.

(3)	Property is improved with three separate structures: a multi-tenant building containing four residential units and approximately 2,500 square feet, a single-family home with approximately 2,000 square feet, and a three-story commercial building with approximately 7,200 square feet.

Real Property and Controlled Subsidiaries (Preferred Equity Investments)	Location	Type of Property	Date of Acquisition	Annual Return (1)	Redemption Date (2)	Total Commitment (3)	LTV (4)	Overview (Form 1-U)
RSE The Reef Controlled Subsidiary	Fort Myers, FL	Multifamily	08/31/2018	10.9%	09/01/2028	$6,835,000	82.1%	Initial

(1)	Annual Return refers to the projected annual preferred economic return that we are entitled to receive with priority payment over the other equity invested in the property. The annual return presented does not distinguish between returns that are paid current and those that accrue to the redemption date, nor does it include any increases in annual return that may occur in the future.
(2)	Redemption Date refers to the initial redemption date of each asset, and does not take into account any extensions that may be available.
(3)	Total Commitment refers to the total commitment made by the Company in acquiring the asset, not all of which may have been funded on the acquisition date.
(4)	Loan-to-value ratio (“LTV”), is the approximate amount of the total commitment amount plus any other debt on the asset, divided by the anticipated future value of the underlying asset at stabilization as reasonably determined by our Manager. LTVs presented are as of the date of acquisition by the Company, and have not been subsequently updated. There can be no assurance that such value will be achieved. For performance evaluation, we generally use LTV for properties that are generating cash flow.

Investments in Real Estate Debt	Location	Type of Property	Date of Acquisition	Interest Rate (2)	Maturity Date (3)	Total Commitment (4)	LTC (5)	Overview (Form 1-U)
NPSC Westmoreland Senior Loan (1)	Los Angeles. CA	Single-family rental	12/29/2025	6.0%	09/23/2025	$2,475,000	90.0%	Initial

(1)	This asset was acquired by the Company on December 29, 2025 in connection with the 2025 Merger. See Note 3, 2025 Merger Transaction – Asset Acquisition for more information about the 2025 Merger. The date of acquisition herein represents the date of the 2025 Merger; however, the projected loan-to-cost (“LTC”) presented is as of the asset’s initial date of acquisition.
(2)	Interest Rate refers to the projected annual interest rate on each loan. The interest rate presented does not distinguish between interest that is paid current and interest that accrues to the maturity date, nor does it include any increases in interest rate that may occur in the future.
(3)	Maturity Date refers to the initial maturity date of each loan, and does not take into account any extensions that may be available.
(4)	Total Commitment refers to the total commitment made by the Company to fund the loan, not all of which may have been funded on the acquisition date.
(5)	LTC ratio, is the approximate amount of the total commitment plus any other debt on the asset, divided by the anticipated cost to complete the project. For performance evaluation, we generally use LTC for properties that are subject to construction. LTCs presented are as of the initial acquisition date, and have not been subsequently updated. There can be no assurance that the anticipated completion cost will be achieved.

Real Property Controlled Subsidiaries (Joint Venture Investments)	Location	Type of Property	Date of Acquisition	Purchase Price (1)		Overview (Form 1-U)
RSE Peak Controlled Subsidiary (2)	Richland, WA	Multifamily	09/19/2016	$8,460,000		Initial	Update Update 2
RSE Aspect Promenade Controlled Subsidiary (3)	Kissimmee, FL	Multifamily	05/30/2018	$18,158,000		Initial	Update
RSE Aspect Promenade Controlled Subsidiary (3)	Hollywood, FL	Multifamily	07/18/2018	$12,316,489		Initial	Update
RSE Aspect Promenade Controlled Subsidiary (4)	Raleigh, NC	Multifamily	03/29/2019		$(4)	N/A	N/A
RSE Amira Controlled Subsidiary (5)	Tampa, FL	Multifamily	07/18/2019	$18,117,000		Initial	Update
							Update 2
EVO Controlled Subsidiary	Las Vegas, NV	Multifamily	12/20/2019	$6,000,000		Initial	Update
RSE Lexington Controlled Subsidiary	Lithonia, GA	Multifamily	02/26/2021	$13,591,000		Initial	N/A
RSE Trellis Controlled Subsidiary	Marietta, GA	Multifamily	04/02/2021	$12,513,000		Initial	N/A
Quail Valley Controlled Subsidiary (6)	Charlotte, NC	Multifamily	09/01/2022	$13,891,000		Initial	N/A
Chase Heritage Controlled Subsidiary (6)(7)	Sterling, VA	Multifamily	09/01/2022	$22,827,000		Initial	N/A
Alon Controlled Subsidiary (6)	San Antonio, TX	Multifamily	09/01/2022	$6,516,000		Initial	N/A
FR Rental, LLC (8)	Los Angeles, CA	Mixed-Use	12/26/2024	$4,100,000		Initial	N/A
RRE F1 Controlled Subsidiary (9)	Los Angeles, CA	Single-family rental	12/29/2025	$3,269,000		Initial	N/A

(1)	Purchase Price refers to the total price paid by us for our pro rata share of the equity in the controlled subsidiary.

(2)

On February 14, 2025, the RSE Peak Controlled Subsidiary (“Fundrise Peak I, LLC”) sold the Villas at Meadow Springs Property for a sales price of approximately $61.8 million. Our distribution received from the sale totaled approximately $14.1 million. See Note 4, Investments in Equity Method Investees to the consolidated financial statements for further information regarding this disposition.

(3)

On August 12, 2022, the RSE Aspect Promenade Controlled Subsidiary (“Aspect Promenade JV LP”) sold the EnV property located in Hollywood, FL, for a sales price of approximately $110.0 million. Our distribution received from the sale totaled approximately $31.1 million. On September 14, 2022, the Aspect Promenade JV LP sold the Aspect property located in Kissimmee, FL, for a sales price of approximately $127.5 million. Our distribution received from the sale totaled approximately $22.8 million.

(4)

An affiliated entity became a member of the Aspect Promenade JV LP on March 29, 2019, contributing joint venture ownership in the investment located in Raleigh, NC as its initial contribution to the joint venture. As such, the Company’s ownership interest in the Aspect Promenade JV LP decreased to 44.1% and the Aspect Promenade JV LP has invested in a total of three properties, disclosed in the table above. Subsequent to achieving return hurdles defined in the joint venture agreement and as of December 31, 2023, the Company’s limited partner percentage interest was 27.6%. On August 15, 2025, Aspect Promenade JV LP sold the Sterling Town Center property for a sales price of approximately $74.2 million. The Company received a distribution of approximately $11.1 million from the net sales proceeds. This transaction represented the sale of the final property held by the joint venture, concluding the joint venture’s investment activity. See Note 4, Investments in Equity Method Investees to the consolidated financial statements for further information regarding this disposition.

(5)

On October 31, 2024, the RSE Amira Controlled Subsidiary (Amira JV LP) sold the Westly Shores Property for a sales price of approximately $103.0 million. Our distribution received from the sale totaled approximately $25.2 million. See Note 4, Investments in Equity Method Investees to the consolidated financial statements for further information regarding this disposition.

(6)

This asset was acquired by the Company on September 1, 2022 in connection with the 2022 Merger. The date of acquisition and purchase price herein represent the date and relative fair value of the acquired asset as of the 2022 Merger, respectively.

(7)

On May 30, 2025, the Chase Heritage Controlled Subsidiary (“FR-MP Chase JV LLC”) sold the Chase Heritage Property for a sales price of approximately $72.0 million. Our distribution received from the sale totaled approximately $24.8 million. See Note 4, Investments in Equity Method Investees to the consolidated financial statements for further information regarding this disposition.

(8)	On December 26, 2024, the Company acquired a 25.0% Tenancy-in-Common (“TIC”) interest in FR Rental, LLC. See Note 13, Related Party Arrangements for further information regarding the TIC transaction.
(9)	This asset was acquired by the Company on December 29, 2025 in connection with the 2025 Merger. See Note 3, 2025 Merger Transaction – Asset Acquisition for more information about the 2025 Merger. The date of acquisition and purchase price herein represent the date and relative fair value of the acquired asset as of the 2025 Merger, respectively.

As of December 31, 2025, the Company’s investments in companies that are accounted for under the equity method of accounting also included the initial and subsequent contributions to National Lending, LLC (“National Lending”) in exchange for ownership interests. See Note 13, Related Party Arrangements for further information regarding National Lending.

In addition to the real estate and real estate-related investments described above, the Company also holds the following other investments:

Other Investments

On December 29, 2025, in connection with the 2025 Merger, we acquired ownership of a “wholly-owned subsidiary,” FR-SB 1, LLC, (the “Saltbox Investment Controlled Subsidiary”) for an aggregate acquisition cost of approximately $1.2 million, representing the relative fair value of the acquired asset and the stated value of our equity interest in the Saltbox Investment Controlled Subsidiary (the “Saltbox Investment”). The Saltbox investment consists of approximately 1,586,954 shares of Series B preferred stock of Saltbox, Inc. See Note 11, Equity Securities, to the consolidated financial statements for additional information. See the initial Form 1-U for an overview of the investment.

Additionally, on December 29, 2025, in connection with the 2025 Merger, we acquired ownership of a “wholly-owned subsidiary,” FR-SB Warrants, LLC, (the “Saltbox Warrants Controlled Subsidiary”) for an acquisition cost of approximately $16,000, representing the relative fair value of the acquired asset. The Saltbox Warrants Controlled Subsidiary holds warrants to purchase shares of common stock of Saltbox, Inc. (the “Saltbox Warrants”). See Note 10, Derivative Financial Instruments to the consolidated financial statements for additional information. See the initial Form 1-U for an overview of the investment.

Liquidation Support

Our target liquidating distribution is equal to a 20.00% average, annual non-compounded return as calculated and described below. Our Manager has entered into an agreement to make a payment to us of up to $500,000 if the distributions we pay upon liquidation (together with any distributions made prior to liquidation) are less than a 20.00% average annual non-compounded return. More specifically, our Manager will make the following payments to us upon liquidation if we are unable to achieve an average annual non-compounded return of at least 20.00%:

Average Annual Non-Compounded Return	Liquidation Support Payment
17.00% or less	$500,000
17.10% to 18.00%	$400,000
18.10% to 19.00%	$300,000
19.10% to 19.90%	$200,000
20.00% or greater	$-

Liquidity and Capital Resources

We obtain the capital to fund our investment activities and operating expenses from secured or unsecured financings from banks, cash flow from operations, net proceeds from asset repayments and sales, and other financing transactions. We use our capital to originate, invest in and manage a diversified portfolio of real estate investments and fund our operations. Our material cash requirements are primarily (i) funding new investments as opportunities arise, (ii) ordinary-course operating expenses and capital expenditures, and (iii) debt service. As of December 31, 2025, we had no unfunded commitments, have not identified any material capital expenditure requirements over the next twelve months, and have no mortgage maturities during the same period.

As of December 31, 2025, we had deployed approximately $190.0 million in net capital for twenty-three investments and had approximately $33.9 million in cash and cash equivalents. The Company has a continuous funding commitment to maintain a capital contribution amount of 5% of its assets under management to National Lending. As of December 31, 2025, the Company has satisfied this requirement and had no unfunded capital commitment related to this obligation. We anticipate that cash on hand and proceeds from potential future Offerings will provide sufficient liquidity to meet any future funding commitments and costs of operations for the next 12 months.

We may selectively employ leverage to enhance total returns to our shareholders through a combination of senior financing on our real estate acquisitions, secured facilities, and capital markets financing transactions. We have no outstanding unsecured Company level debt as of March 17, 2026 and December 31, 2025. This does not include any debt secured by the real property of our consolidated or unconsolidated investments. Our targeted portfolio-wide leverage is between 50-85% of the greater of the cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. During periods when we are growing our portfolio, we may employ greater leverage on individual assets (that will also result in greater leverage of the initial portfolio) in order to quickly build a diversified portfolio of assets. We seek to secure conservatively structured leverage that is long-term, non-recourse, non-mark-to-market financing to the extent obtainable on a cost-effective basis. To the extent a higher level of leverage is employed it may come either in the form of government-sponsored programs or other long-term, non-recourse, non-mark-to-market financing. Our Manager may from time to time modify our leverage policy in its discretion in light of then-current economic conditions, relative costs of debt and equity capital, market values of our assets, general conditions in the market for debt and equity securities, growth and acquisition opportunities or other factors. However, other than during our initial period of operations, it is our policy to not borrow more than 85% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by our Manager’s investment committee.

Additionally, because certain of our investments include both current interest payments and interest paid-in kind upon redemption of our investments, there may be differences between net income from operations and cash flow generated from our investments.

We seek to manage liquidity and capital resources to support our long-term investment strategy. Our ability to grow and diversify our portfolio is influenced, in part, by our ability to raise additional capital through the issuance of common shares. To the extent capital raising activity is lower than anticipated, the pace of new investments and portfolio diversification may be reduced. In addition, because we incur certain fixed operating expenses, slower capital growth could increase such expenses as a percentage of gross income and may affect the level of distributions over time.

Outlook and Recent Trends

Real estate has seen significant headwinds since the Federal Reserve (the “Fed”) first began raising rates in late 2022 to combat inflation. Over the past several years, a combination of higher interest rates, lower valuations, and a softer rental market has made real estate a challenging asset class from a return and valuation perspective. During 2025, the real estate market operated amid continued macroeconomic uncertainty and constrained capital markets. Within real estate, performance continues to diverge between property sectors. Single family rent continued to grow in 2025, while multifamily rent experienced modest softening.

We seek to identify and make our investments according to large macroeconomic trends precisely because we believe those trends are likely to drive outsized growth, which in turn can deliver above average performance. Despite growing concerns about the broader economic environment, the Fundrise portfolio continued to benefit from the underlying fundamentals of its asset base. Across much of the portfolio, disciplined asset management and diversification helped support operating performance during a period of limited transaction activity and reduced liquidity in private real estate markets. For many real estate investors, this translated into a year of consolidation, with property values remaining relatively stable rather than experiencing a broad recovery.

Although macroeconomic conditions were impacted by the unexpected introduction of tariffs in 2025, those measures were subsequently struck down in February 2026, and the longer-term economic effects of such policy changes remain uncertain. Notwithstanding this volatility, several economic indicators continue to suggest a slowing growth environment. Economic growth is slowing, the US consumer (especially the middle class) is getting increasingly stretched thin and inflation (but for the short-term impact of tariff-related pricing changes) should and would be continuing to slow. We believe that this will result in the easing of restrictive monetary policy and will bring about lower overall rates and a more normalized long-term risk-free rate of return, which we believe over time will manifest in higher asset values. In September, October, and December 2025, the Fed cut its benchmark interest rate by 25 basis points. As we look ahead, we believe that interest rates will continue to decline, although the timing and magnitude of any future changes remain uncertain.

Looking ahead to 2026, we believe market conditions may be approaching an inflection point, as certain institutional investors and advisors have characterized it as a potentially attractive buying opportunity going into 2026. Our investment approach remains focused on disciplined capital deployment across both equity and credit strategies, aligned with our long-term objectives and responsive to evolving market conditions. Just as higher rates and softer real estate fundamentals have kept values depressed, the combined benefit of lower rates and a reversed supply demand imbalance is likely to see values appreciate. We expect that the assets acquired during this period of depressed pricing and falling interest rates will be one of the largest drivers of outsized returns in the future.

Off-Balance Sheet Arrangements

As of December 31, 2025 and December 31, 2024, we had no off-balance sheet arrangements.

Recent Developments

Investments

On January 2, 2026, the Company invested $18.0 million to purchase shares of the Fundrise Real Estate Interval Fund, LLC, an affiliated real estate investment fund, at its then current net asset value per share.

Item 3.	Directors and Officers

Our Manager

We operate under the direction of our Manager, which is responsible for directing the management of our business and affairs, managing our day-to-day affairs, and implementing our investment strategy. Our Manager has established an investment committee that makes decisions with respect to all acquisitions and dispositions. The Manager and its officers and directors are not required to devote all of their time to our business and are only required to devote such time to our affairs as their duties require.

We follow investment guidelines adopted by our Manager and the investment and borrowing policies set forth in our Offering Circular unless they are modified by our Manager. Our Manager may establish further written policies on investments and borrowings and will monitor our administrative procedures, investment operations and performance to ensure that the policies are fulfilled. Our Manager may change our investment objectives at any time without approval of our shareholders.

Our Manager performs its duties and responsibilities pursuant to our operating agreement. Our Manager maintains a contractual, as opposed to a fiduciary, relationship with us and our shareholders. Furthermore, we have agreed to limit the liability of our Manager and to indemnify our Manager against certain liabilities.

Executive Officers of Our Manager

As of the date of this Annual Report, the executive officers of our Manager and their positions and offices are as follows:

Name	Age	Position
Benjamin S. Miller	49	Chief Executive Officer
Brandon T. Jenkins	40	Chief Operating Officer
Bjorn J. Hall	45	General Counsel, Chief Compliance Officer and Secretary
Alison A. Staloch	45	Chief Financial Officer

Benjamin S. Miller currently serves as Chief Executive Officer of our Manager and has served as Chief Executive Officer and a Director of our Sponsor since its inception on March 14, 2012. Prior to Rise Companies Corp., Mr. Miller had been the President of one of the largest mixed-use real estate companies in the Washington, DC metro area. Over the course of his 25-year career, Mr. Miller has acquired more than $8 billion of real estate assets—including 37,000 residential units and 5 million square feet of industrial and commercial space. Mr. Miller holds a Bachelor’s degree in Economics from the University of Pennsylvania.

Brandon T. Jenkins currently serves as Chief Operating Officer of our Manager and has served in such capacity with our Sponsor since February of 2014, prior to which time he served as Head of Product Development and Director of Real Estate. Previously, Mr. Jenkins has served as Director of Real Estate for WestMill Capital Partners and spent two and a half years as an investment advisor at Marcus & Millichap. Mr. Jenkins earned his Bachelor of Arts from Duke University.

Alison A. Staloch currently serves as the Chief Financial Officer of our Manager and has served in such capacity with our Sponsor since April 2021. Prior to joining our Sponsor, Ms. Staloch served as the Chief Accountant of the Division of Investment Management at the SEC from December 2017 to April 2021, and before that, served as Assistant Chief Accountant from November 2015 to November 2017. From 2005 to 2015, Ms. Staloch was with KPMG LLP in the Asset Management practice. Ms. Staloch has a Bachelor of Arts in Psychology from Miami University and received a Master of Accounting from The Ohio State University.

Bjorn J. Hall currently serves as the General Counsel, Chief Compliance Officer, and Corporate Secretary of our Manager and has served in such capacities with our Sponsor since February 2014. Prior to joining our Sponsor in February 2014, Mr. Hall served as a counsel at the law firm of O’Melveny & Myers LLP, where he was a member of the Corporate Finance and Securities Group. Mr. Hall has a Bachelor of Arts from the University of North Dakota and received a J.D. from Georgetown University Law Center.

Compensation of Executive Officers

Each of the executive officers of our Sponsor also serves as an executive officer of our Manager. Each of these individuals receives compensation for their services, including services performed for us on behalf of our Manager, from our Sponsor. As executive officers of our Manager, these individuals serve to manage our day-to-day affairs, oversee the review, selection and recommendation of investment opportunities, service acquired investments and monitor the performance of these investments to ensure that they are consistent with our investment objectives. Although we indirectly bear some of the costs of the compensation paid to these individuals, through fees and reimbursements we pay to our Manager, we do not pay any compensation directly to these individuals.

Compensation of our Manager

For information regarding the compensation of our Manager, please see “Management Compensation” in our Offering Circular and Note 13, Related Party Arrangements–Fundrise Advisors, LLC, Manager in our consolidated financial statements.

Item 4.	Security Ownership of Management and Certain Securityholders

Principal Shareholders

The following table sets forth the approximate beneficial ownership of our common shares as of February 28, 2026 for each person or group that holds more than 10.0% of our common shares, for each executive officer of our Manager and for the executive officers of our Manager as a group. To our knowledge, each person that beneficially owns our common shares has sole voting and disposition power with regard to such shares.

Name of Beneficial Owner (1)(2)	Number of Shares Beneficially Owned	Percent of All Shares
Benjamin S. Miller	1,589	*
Brandon T. Jenkins	110	*
Bjorn J. Hall	497	*
Alison A. Staloch	145	*
All executive officers of our Manager as a group (4 persons)	2,341	*

*	Represents less than 1.0% of our outstanding common shares.

(1)	Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to dispose of or to direct the disposition of such security. A person also is deemed to be a beneficial owner of any securities which that person has a right to acquire within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which he or she has no economic or pecuniary interest.

(2)	Each listed beneficial owner, person or entity has an address in care of our principal executive offices at 11 Dupont Circle NW, 9th Floor, Washington, DC 20036.

Item 5.	Interest of Management and Others in Certain Transactions

For further details, please see Note 13, Related Party Arrangements in our consolidated financial statements.

Item 6.	Other Information

None.

Item 7.	Financial Statements

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS OF

Fundrise Equity REIT, LLC

KPMG LLP Suite 900 8350 Broad Street McLean, VA 22102

Report of Independent Registered Public Accounting Firm

To the Members
Fundrise Equity REIT, LLC:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Fundrise Equity REIT, LLC and subsidiaries (the Company) as of December 31, 2025, the related consolidated statements of operations, members’ equity, and cash flows for the year ended December 31, 2025, and the related notes to the consolidated financial statements (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company’s auditor since 2025.

McLean, Virginia
March 17, 2026

KPMG LLP, a Delaware limited liability partnership, and its subsidiaries are part of the KPMG global organization of independent member firms affiliated with KPMG

International Limited, a private English company limited by guarantee.

Report of Independent Registered Public Accounting Firm

To the Members of Fundrise Equity REIT, LLC

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Fundrise Equity REIT, LLC and its subsidiaries (the Company) as of December 31, 2024, the related consolidated statements of operations, members’ equity and cash flows for the year then ended, and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ RSM US LLP

We served as the Company's auditor from 2015 to 2026.

Stamford, Connecticut

February 4, 2026

Fundrise Equity REIT, LLC

Consolidated Balance Sheets

(Amounts in thousands, except share data)

	As of December 31, 2025	As of December 31, 2024
ASSETS
Cash and cash equivalents	$33,867	$5,270
Restricted cash	3,923	3,804
Other assets, net	1,104	491
Due from related party	16,803	-
Intangible lease assets, net	5,221	409
Derivative financial instruments	22	273
Investments in real estate debt	12,616	9,530
Equity securities	1,163	-
Investments in equity method investees, net	61,231	92,722
Investments in rental real estate properties, net	137,920	100,188
Investments in real estate held for improvement	1,075	-
Total Assets	$274,945	$212,687

LIABILITIES AND MEMBERS’ EQUITY
Liabilities:
Accounts payable and accrued expenses	$4,342	$2,015
Due to related party	1,741	472
Distributions payable	11	8,806
Redemptions payable	31	8,086
Rental security deposits and other liabilities	449	371
Mortgages payable, net	74,651	59,597
Total Liabilities	81,225	79,347

Commitments and Contingencies

Members’ Equity:
Common shares, net of redemptions; unlimited shares authorized; 23,649,384 and 19,925,938 shares issued and 14,573,663 and 11,900,001 shares outstanding as of December 31, 2025 and December 31, 2024, respectively.	174,831	131,003
Retained earnings and cumulative distributions	18,889	2,337
Total Members’ Equity	193,720	133,340
Total Liabilities and Members’ Equity	$274,945	$212,687

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise Equity REIT, LLC

Consolidated Statements of Operations

(Amounts in thousands, except share and per share data)

	For the Year Ended December 31, 2025	For the Year Ended December 31, 2024
Revenue
Rental revenue	$8,524	$8,698
Interest revenue	1,084	1,023
Other revenue	1,025	1,019
Total revenue	10,633	10,740

Expenses
Property operating and maintenance	4,703	4,861
Investment management fees - related party	1,614	1,903
Depreciation and amortization	2,288	2,387
General and administrative expenses	839	659
Excise tax expense	1,306	-
Total expenses	10,750	9,810

Other income (expense)
Equity in earnings	20,805	14,700
Dividend income	472	142
Interest expense, net	(3,865)	(3,804)
Interest expense - related party	(200)	(340)
Decrease in fair value of derivative financial instruments	(388)	(682)
Total other income (expense)	16,824	10,016

Net income	$16,707	$10,946

Net income per basic and diluted common share	$1.48	$0.84
Weighted average number of common shares outstanding, basic and diluted	11,251,354	12,961,891

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise Equity REIT, LLC

Consolidated Statements of Members’ Equity

(Amounts in thousands, except share data)

	Common Shares
	Shares	Amount	Retained Earnings (Accumulated Deficit) and Cumulative Distributions	Total Members' Equity
December 31, 2023	13,565,733	$158,451	$865	$159,316
Proceeds from issuance of common shares	109,464	1,818	-	1,818
Offering costs	-	(190)	-	(190)
Distributions declared on common shares	-	-	(9,474)	(9,474)
Redemptions of common shares	(1,775,196)	(29,076)	-	(29,076)
Net income	-	-	10,946	10,946
December 31, 2024	11,900,001	$131,003	$2,337	$133,340
Proceeds from issuance of common shares	3,723,446	61,027	-	61,027
Offering costs	-	(223)	-	(223)
Distributions declared on common shares	-	-	(155)	(155)
Redemptions of common shares	(1,049,784)	(16,976)	-	(16,976)
Net income	-	-	16,707	16,707
December 31, 2025	14,573,663	$174,831	$18,889	$193,720

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise Equity REIT, LLC

Consolidated Statements of Cash Flows

(Amounts in thousands)

	For the Year Ended December 31, 2025	For the Year Ended December 31, 2024
OPERATING ACTIVITIES:
Net income	$16,707	$10,946
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Equity in earnings	(20,805)	(14,700)
Return on investment from equity method investees	16,761	3,344
Depreciation and amortization	2,288	2,387
Amortization of debt issuance costs	87	69
Bad debt expense	27	43
Interest revenue received in kind, net of payments	(611)	(548)
Decrease in fair value of derivative financial instruments	388	682
Changes in assets and liabilities:
Net (increase) decrease in other assets	(381)	(196)
Net increase (decrease) in accounts payable and accrued expenses	1,259	310
Net increase (decrease) in due from related party	598	-
Net increase (decrease) in due to related party	834	(78)
Net increase (decrease) in rental security deposits and other liabilities	(32)	(23)
Net cash provided by (used in) operating activities	17,120	2,236
INVESTING ACTIVITIES:
Investment in equity method investees	(384)	(5,271)
Return of investment from equity method investees	39,325	27,506
Improvements of rental real estate properties	(190)	(94)
Investment in derivative financial instruments	(121)	-
Cash received in connection with the 2025 merger	6,607	-
Net cash provided by (used in) investing activities	45,237	22,141
FINANCING ACTIVITIES:
Proceeds from notes payable - related party	22,000	15,700
Repayment of notes payable - related party	(22,000)	(15,700)
Proceeds from mortgage payable	5,100	-
Repayment of mortgage payable	(4,490)	(65)
Payment of deferred financing costs	(143)	-
Proceeds from issuance of common shares	-	1,771
Redemptions paid	(25,039)	(31,393)
Distributions paid	(8,950)	(1,945)
Offering costs paid	(119)	(182)
Net cash provided by (used in) financing activities	(33,641)	(31,814)

Net increase (decrease) in cash and cash equivalents and restricted cash	28,716	(7,437)
Cash and cash equivalents and restricted cash, beginning of year	9,074	16,511
Cash and cash equivalents and restricted cash, end of year	$37,790	$9,074

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITY:
Non-cash refinancing of related party note receivable	$16,800	$-
Investment in equity method investees via related party accounts	$137	$-
Non-cash transactions related to the 2025 Merger of Fundrise Equity REIT, LLC and Fundrise eFund, LLC (the “Target Fund”), in which Fundrise Equity REIT, LLC was the surviving entity:
Issuance of common shares to shareholders of the Target Fund	$61,011	$-
Issuance of common shares to Rise Companies Corp.	$16	$-
Assumption of mortgage payable	$(14,500)	$-
Net assets (exclusive of cash and debt assumed) acquired as a result of the 2025 Merger	$68,920	$-

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid - related party note	$200	$340
Interest paid - mortgages payable	$4,010	$4,693

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise Equity REIT, LLC

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2025 and 2024

1.	Formation and Organization

Fundrise Equity REIT, LLC was formed on June 30, 2015 as a Delaware limited liability company and substantially commenced operations on February 27, 2016. Effective September 1, 2022, Fundrise Balanced eREIT, LLC, merged with and into Fundrise Equity REIT, LLC, with the Company as the surviving entity (the “2022 Merger”). Effective December 29, 2025, Fundrise eFund, LLC (the “Target Fund”), merged with and into Fundrise Equity REIT, LLC, with the Company as the surviving entity (the “2025 Merger”). As used herein, the “Company”, “we”, “us”, and “our” refer to Fundrise Equity REIT, LLC except where the context otherwise requires.

The Company has one operating and reportable segment consisting of investments in real estate. The Company was organized primarily to originate, invest in and manage a diversified portfolio of commercial real estate properties, as well as commercial real estate loans, commercial real estate debt securities (including commercial mortgage-backed securities, collateralized debt obligations, and real estate investment trust (“REIT”) senior unsecured debt), and other select real estate-related assets, where the underlying assets primarily consist of such properties. The Company may make its investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns. Each investment in rental real estate properties is acquired by a limited liability company that is a subsidiary of ours. These subsidiaries are wholly owned by the Company and consolidated in these financial statements.

The Company’s business is externally managed by Fundrise Advisors, LLC (the “Manager”), a Delaware limited liability company and an investment adviser registered with the Securities and Exchange Commission (the “SEC”). Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making acquisitions and investments on behalf of the Company.

We have operated in such a manner as to qualify as a REIT for federal income tax purposes beginning with the year ended December 31, 2016. On February 1, 2021, we formed a taxable REIT subsidiary (“TRS”) to facilitate the acquisition of real estate investments completed in 2021. As of December 31, 2025, we have not established an operating partnership or qualified REIT subsidiary, though we may form such entities as required in the future to facilitate certain transactions that might otherwise have an adverse impact on our status as a REIT.

The Company’s initial and subsequent offering of its common shares (the “Offering(s)”) has been conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”), meaning that while the offering of securities is continuous, active sales of securities may happen sporadically over the term of the Offering. A maximum of $75.0 million of the Company’s common shares may be sold to the public in its Offering in any given twelve-month period. However, each Offering is subject to qualification by the SEC. The Manager has the authority to issue an unlimited number of common shares. The Regulation A Offering of common shares of the Company is currently closed. The Company may in the future file an offering statement to qualify additional common shares for sale pursuant to Regulation A, or offer its common shares pursuant to Regulation D of the Securities Act (“Regulation D”), as determined by our Manager. On December  29, 2025, the Company qualified up to $75.0 million of additional common shares for sale to effectuate the 2025 Merger. In connection with the 2025 Merger, we issued to the shareholders of the Target Fund common shares based on an agreed upon exchange ratio (“Exchange Ratio”). The Exchange Ratio was determined based on the net asset value (“NAV”) per share of the Company and the Target Fund as of the effective date of the 2025 Merger, December 29, 2025. For additional information, see the relevant offering circular, which may be accessed here.

As of December 31, 2025 and 2024, after redemptions, the Company had net common shares outstanding of approximately 14.6 million and 11.9 million, respectively, including common shares held by Rise Companies Corp. (the “Sponsor”), the owner of the Manager, and Moat Investments, LP (f/k/a Fundrise, L.P.), an affiliate of the Sponsor. As of December 31, 2025 and 2024, the Sponsor owned 1,666 and 653 common shares, respectively, and Moat Investments, LP owned 20,505 common shares. As of December 31, 2025 and 2024, after redemptions, third parties owned approximately 485,000 and 505,000 common shares, respectively, in private placements for an aggregate purchase price of approximately $8.7 million and $9.0 million, respectively. As of December 31, 2025 and 2024, the total amount of equity issued by the Company on a gross basis was approximately $318.7 million and $257.7 million. As of December 31, 2025 and 2024 all subscriptions had settled.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”) and Article 8 of Regulation S-X of the rules and regulations of the SEC. The Company has no items of other comprehensive income or loss in any period presented.

Principles of Consolidation

We consolidate entities when we own, directly or indirectly, a majority interest in the entity or are otherwise able to control the entity. We consolidate variable interest entities (“VIEs”) in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810, Consolidation, if we are the primary beneficiary of the VIE as determined by our power to direct the VIE’s activities and the obligation to absorb its losses or the right to receive its benefits, which are potentially significant to the VIE. A VIE is broadly defined as an entity with one or more of the following characteristics: (a) the total equity investment at risk is insufficient to finance the entity’s activities without additional subordinated financial support; (b) as a group, the holders of the equity investment at risk lack (i) the ability to make decisions about the entity’s activities through voting or similar rights, (ii) the obligation to absorb the expected losses of the entity, or (iii) the right to receive the expected residual returns of the entity; or (c) the equity investors have voting rights that are not proportional to their economic interests, and substantially all of the entity’s activities either involve, or are conducted on behalf of, an investor that has disproportionately few voting rights. We did not have any VIEs for the periods presented in these consolidated financial statements.

All intercompany balances and transactions have been eliminated in consolidation.

Asset Acquisitions

The Company evaluates acquisitions to determine whether the transaction represents a business combination or an asset acquisition. The investments we acquire typically are not businesses as defined by ASU 2017-01, Business Combinations (Topic 805) – Clarifying the Definition of a Business. Under this guidance, a business is defined as a set that includes inputs and substantive processes that together contribute to the ability to create outputs. If there is no substantive process acquired by the Company or substantially all of the fair value is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business and the transaction is accounted for as an asset acquisition. For asset acquisitions, acquisition costs are capitalized and identifiable assets (including physical assets and in-place leases), liabilities assumed and any noncontrolling interests are measured by allocating the cost of the acquisition on a relative fair value basis.

Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

Cash equivalents consist of money market funds as of December 31, 2025 and 2024.

Cash may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses with respect to cash.

Restricted Cash

Restricted cash consists of cash balances restricted in use by contractual obligations with third parties. This may include funds escrowed for tenant security deposits, real estate taxes, property insurance, and mortgage escrows required by lenders on certain of our properties to be used for future building renovations or tenant improvements.

Earnings (Loss) per Share

Basic earnings (loss) per share is calculated on the basis of weighted-average number of common shares outstanding during the period. Basic earnings (loss) per share is computed by dividing income available to members by the weighted-average common shares outstanding during the period. Diluted net income (loss) per common share equals basic net income (loss) per common share as there were no potentially dilutive securities outstanding during the years ended December 31, 2025, and 2024.

Offering Costs

Offering costs represent costs incurred by the Company in the qualification of the Offering and the marketing and distribution of common shares, and include, without limitation, expenses for printing, and amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, internet and other telecommunications costs, all advertising and marketing expenses, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees.

Investments in Equity Method Investees

If it is determined that we do not have a controlling interest in a joint venture through our financial interest in a VIE or through our voting interest in a VIE and we have the ability to provide significant influence, the equity method of accounting is used. Under this method, the investment is originally recorded at cost and adjusted for contributions, distributions, basis difference, and to recognize our share of net earnings or losses of the affiliate as they occur, with losses limited to the extent of our investment in, advances to, and commitments to the investee. We did not have any VIEs for the periods presented in these consolidated financial statements.

Distributions received from an equity method investee are recognized as a reduction in the carrying amount of the investment. If distributions are received from an equity method investee that would reduce the carrying amount of an equity method investment below zero, the Company evaluates the facts and circumstances of the distributions to determine the appropriate accounting for the excess distribution, including an evaluation of the source of the proceeds and implicit or explicit commitments to fund the equity method investee. The excess distribution is either recorded as a gain from equity method investee, or in instances where the source of proceeds is from financing activities or the Company has a significant commitment to fund the investee, the excess distribution would result in an equity method liability and the Company would continue to record its share of the equity method investee’s earnings and losses. When the Company does not have a significant requirement to contribute additional capital over and above the original capital commitment and the carrying value of the investment in the unconsolidated venture is reduced to zero, the Company discontinues applying the equity method of accounting unless the venture has an expectation of an imminent return to profitability. If the venture subsequently reports net income, the equity method of accounting is resumed only after the Company’s share of that net income equals the share of net losses or distributions not recognized during the period the equity method was suspended.

With regard to distributions from equity method investees, we utilize the cumulative earnings approach to determine whether distributions from equity method investments are returns on investment (cash inflow from operating activities) or returns of investment (cash inflow from investing activities). Using the cumulative earnings approach, the Company compares cumulative distributions received for each investment, less distributions received in prior periods that were determined to be returns of investment, with the Company’s cumulative equity in earnings. Generally, cumulative distributions received that do not exceed cumulative equity in earnings represent returns on investment and cumulative distributions received in excess of the cumulative equity in earnings represent returns of investment.

The Company evaluates its investment in equity method investees for impairment whenever events or changes in circumstances indicate that there may be an other-than-temporary decline in value. If it is determined that an impairment exists and is other than temporary, then the Company estimates the fair value of the investment using various valuation techniques, including, but not limited to, discounted cash flow models, which consider inputs such as the Company’s intent and ability to retain its investment in the entity, the financial condition and long-term prospects of the entity, and the expected term of the investment. If the Company determined any decline in value is other-than-temporary, the Company would recognize an impairment charge to reduce the carrying value of its investment to fair value. No impairment losses were recorded related to equity method investees for the years ended December 31, 2025 and 2024.

Investments in Real Estate Debt

Our investments in real estate debt are generally classified as held to maturity, as we have both the intent and ability to hold these investments until maturity. Accordingly, these assets are carried at cost, net of unamortized loan origination costs and fees, discounts, repayments and unfunded commitments, if applicable, unless such loans or investments are deemed to be impaired. The Company’s investments in real estate debt are subject to periodic analysis for potential credit loss.

For purposes of determining our allowance for credit losses, we pool financial assets that have similar risk characteristics. We have aggregated our financial assets by financial instrument type, but have a limited history of incurred losses and consequently have elected to utilize a probability of default (“PD”) and loss given default (“LGD”) methodology. The Company’s determination of credit losses is based on several factors, including but not limited to historical loss experience, current and expected market conditions, as well as reasonable and supportable forecasts regarding the borrower’s intent and ability to repay principal and interest over the term of the loan. Periodically, the Company may identify an individual loan for impairment. When we identify a loan impairment, the loan is written down to the present value of the expected future cash flows. In cases where expected future cash flows are not readily determinable, the loan is written down to the fair value of the underlying collateral. We may base our valuation on a loan’s observable market price, if available, or the fair value of the collateral, net of selling costs, if the repayment of the loan is expected to be provided solely by the sale of the collateral. As of December 31, 2025 and 2024, no investments in real estate debt had an associated credit loss.

We have certain investments that are legally structured as equity investments in subsidiaries with rights to receive preferred economic returns (referred to throughout these consolidated financial statements as “preferred equity” investments). We report these investments as investments in real estate debt when the common equity holders have a contractual obligation to redeem our preferred equity interest at a specified date.

Investment in Rental Real Estate Properties and Real Estate Held for Improvement

 Our investments in rental real estate properties and real estate held for improvement may include the acquisition of unimproved land, homes, townhomes or condominiums, office space, or industrial properties that are (i) held as rental real estate properties or (ii) held for redevelopment or are in the process of being renovated.

In accordance with FASB ASC 805, Business Combinations, the Company first determines whether the acquisition of a property qualifies as a business combination, which requires that the assets acquired and liabilities assumed constitute a business. If the property acquired does not constitute a business, the Company accounts for the transaction as an asset acquisition. The guidance for business combinations states that when substantially all of the fair value of the gross assets to be acquired is concentrated in a single identifiable asset or group of similar identifiable assets, the asset or set of assets is not a business. All property acquisitions to date have been accounted for as asset acquisitions.

Upon acquisition of a property, the Company assesses the fair value of acquired tangible and intangible assets (including land, buildings, site improvements, acquired in-place leases, above-market leases, and other identified intangible assets), intangible liabilities (including below-market leases), and assumed liabilities, and allocates the purchase price on a relative fair value basis (including capitalized acquisition costs) to the acquired assets and assumed liabilities. The fair value of the tangible assets of an acquired property considers the value of the property as if it were vacant. During this process, we also evaluate each investment for purposes of determining whether a property can be immediately rented (presented on the consolidated balance sheets as “Investments in rental real estate properties, net”) or will need improvements or redevelopment (classified as “Investments in real estate held for improvement”).

The amortization of in-place leases is recorded to amortization expense on the Company’s consolidated statements of operations. The amortization of above- or below-market leases is recorded as an adjustment to rental revenue on the Company’s consolidated statements of operations. We consider qualitative and quantitative factors in evaluating the likelihood of a tenant exercising a below-market renewal option and include such renewal options in the calculation of in-place lease value when we consider these to be bargain renewal options. If the value of below-market lease intangibles includes renewal option periods, we include such renewal periods in the amortization period utilized. If a tenant vacates its space prior to contractual termination of its lease, the unamortized balance of any lease intangible is written off.

The amortization of deferred leasing costs, such as lease incentives, is recorded as an adjustment to rental and other property revenue on the Company’s consolidated statements of operations. Lease incentives include costs incurred on behalf of the lessee whose benefit solely accrues to the lessee when determined at commencement of the lease. They include allowances for leasehold improvements determined to be assets of the lessee, moving costs, costs to terminate the lessee’s pre-existing lease, or other unspecified payments to incentivize the lessee to lease the space. Similarly, losses incurred by the Company as a result of assuming a lessee’s preexisting lease with a third party are also considered a lease incentive. The Company will estimate the value of such lease incentive based on the total remaining costs reduced by the expected benefits from the assumed lease or use of the assumed underlying asset. At lease execution, lease incentives are accrued as a deferred cost and amortized as an adjustment to rental and other property revenue, on a straight-line basis over the accounting lease term.

For rental real estate properties, significant improvements are capitalized. Expenditures for ordinary maintenance and repairs are expensed to operations as incurred. We capitalize expenditures that improve or extend the life of a property and for certain furniture and fixtures additions.

 For real estate held for improvement, we capitalize the costs of improvement as a component of our investment in each property. These include renovation costs and other capitalized costs associated with activities that are directly related to preparing our properties for their intended use. Other costs may include interest, property taxes, property insurance, and utilities. The capitalization period associated with our improvement activities begins at such time that development activities commence and concludes at the time that a property is available to be rented or sold. At the completion of the improvement plan, a property is classified as either a rental real estate property or available for sale. Once a property is ready for its intended use, expenditures for ordinary maintenance and repairs are expensed to operations as incurred. We capitalize expenditures that improve or extend the life of a property and for certain furniture and fixtures additions.

Costs capitalized in connection with rental real estate property acquisitions and improvement activities are depreciated over their estimated useful lives on a straight-line basis. The depreciation period commences upon the cessation of improvement related activities. For those costs capitalized in connection with rental real estate properties acquisitions and improvement activities and those capitalized on an ongoing basis, the useful lives range of the assets are as follows:

Description	Depreciable Life
Building and building improvements	20 – 55 years
Site improvements	5 – 20 years
Furniture, fixtures and equipment	5 – 9 years
Lease intangibles	Over lease term

We evaluate our real estate properties for impairment when there is an event or change in circumstances that indicates an impaired value. If the carrying amount of the real estate investment is no longer recoverable and exceeds the fair value of the investment, an impairment loss is recognized. The impairment loss is recognized based on the excess of the carrying amount of the asset over its fair value. If the Company determines that an impairment has occurred, the affected assets must be reduced to their fair value. During the years ended December 31, 2025, and 2024, no such impairment occurred.

Equity Securities

Equity securities are initially measured at the transaction price plus transaction costs. Equity securities with a readily determinable fair value are subsequently measured at fair value based on the quoted share price of the securities with any related gains and losses, including unrealized gains and losses, recognized in “Other income (expense)” in the accompanying consolidated statements of operations. Equity securities without a readily determinable fair value are measured at cost, less any impairment, and are adjusted to fair value only when there are observable price changes in orderly transactions for the identical or a similar investment of the same issuer. Dividends earned on equity securities are recognized in “Dividend income” in the accompanying consolidated statements of operations.

Derivative Financial Instruments

Derivative financial instruments are initially recorded at fair value on the date on which a derivative contract is entered into and are subsequently remeasured to fair value at each reporting period. Any gains or losses arising from changes in fair value of derivative contracts not designated for hedge accounting are recorded in our consolidated statements of operations as “Increase (decrease) in fair value of derivative financial instruments”. In the event a derivative financial instrument is settled, terminated, or extinguished before maturity, any realized gain or loss resulting from the transaction is recognized in our consolidated statements of operations in “Increase (decrease) in fair value of derivative financial instruments”. The realized gain or loss represents the difference between the carrying fair value of the derivative at the time of the termination and the settlement amount paid or received. Any gains or losses arising from cash paid or received on derivative contracts are recorded in our consolidated statements of operations as “Interest expense, net.” We have not designated any derivative financial instruments as cash flow hedges; therefore, these derivative financial instruments do not qualify for hedge accounting. Accordingly, changes in the fair value of the interest rate cap agreements are recognized immediately through earnings and are recorded in our consolidated statements of operations as an “Increase (decrease) in fair value of derivative financial instruments”.

Deferred Leasing Costs

We capitalize and amortize direct and incremental costs associated with the successful negotiation of leases, on a straight-line basis over the terms of the respective leases. Deferred leasing costs are classified in “Intangible lease assets, net” on the consolidated balance sheets. We record the amortization of deferred leasing costs in “Depreciation and amortization” on the consolidated statements of operations. If an applicable lease terminates prior to the expiration of its initial lease term, we write off the carrying amount of the costs to amortization expense.

Debt Issuance Costs

We amortize debt issuance costs using the straight-line method which approximates the effective interest rate method, over the estimated life of the related mortgage payable. We record debt issuance costs related to loans payable, net of amortization, on our consolidated balance sheets as an offset to their related loan payable. We record the amortization of all debt issuance costs as “Interest expense, net” in the consolidated statements of operations.

Share Redemptions

Share repurchases are recorded as a reduction of common share par value under our redemption plan, pursuant to which we may elect to redeem shares at the request of our members, subject to certain exceptions, conditions, and limitations. The maximum number of shares purchasable by us in any period depends on a number of factors and is at the discretion of our Manager.

The Company’s redemption plan provides that on a quarterly basis, subject to certain exceptions, a member could obtain liquidity as described in detail in our Offering Circular. In the event that we amend, suspend, or terminate our redemption plan, we will file an offering circular supplement and/or Form 1-U, as appropriate, and post such information on our website to disclose such amendment.

During the third quarter of 2025, in advance of a proposed merger involving the Company, the redemption plan has been temporarily suspended, and the Company is not currently processing redemption requests.

Income Taxes

As a limited liability company, we have elected to be taxed as a C corporation. The Company has qualified for treatment each year as a REIT under the Internal Revenue Code of 1986, as amended, commencing with its taxable year ending December 31, 2016, and intends to continue to operate as such. To maintain our qualification as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its members (which is computed without regard to the distributions paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with U.S. GAAP). As a REIT, the Company generally will not be subject to U.S. federal income tax to the extent it distributes qualifying dividends to its members. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income. During the years ended December 31, 2025 and 2024, the Company recognized approximately $1.3 million and $0 of federal excise tax expense due to timing differences between taxable income and distributions paid during the year.

On February 1, 2021, we formed a TRS, Fundrise Equity REIT TRS, LLC (“Equity REIT TRS”), to facilitate the disposition of certain investments. No material provisions have been made for federal income taxes in the accompanying consolidated financial statements during the years ended December 31, 2025, and 2024. No gross deferred tax assets or liabilities have been recorded as of December 31, 2025 and 2024.

As of December 31, 2025, the tax period for the taxable year ending December 31, 2022 and all tax periods following remain open to examination by the major taxing authorities in all jurisdictions where we are subject to taxation. For the open tax periods, the Company has no uncertain tax positions that would require recognition in the consolidated financial statements.

Revenue and Income Recognition

Rental and other property revenues are accounted for in accordance with ASC 842, Leases. Accordingly, lease revenue is excluded from the scope of ASC 606, Revenue from Contracts with Customers. Rental and other property revenues are recognized when due from tenants and recorded monthly as earned in accordance with the terms of the lease agreements. Rental revenue is recognized on a straight-line basis over the term of the lease. We periodically review the collectability of our tenant receivables and record an allowance for doubtful accounts for any estimated losses. Consistent with ASC 842, the Company recognizes rental revenue only to the extent that collection is probable. Rental revenue is recorded net of bad debt expense in the consolidated financial statements.

As of December 31, 2025, non-cancellable commercial operating leases provide for future minimum rental revenue from continuing operations as follows (amounts in thousands):

Year	Minimum Rental Revenue
2026	$1,324
2027	1,357
2028	1,390
2029	1,339
2030	942
Thereafter	1,747
Total	$8,099

For the years ended December 31, 2025, and 2024, there were no tenants that accounted for greater than 10% of contractual rental revenue. The majority of our rental revenue was recognized from short-term multifamily leases.

Interest revenue is recognized on an accrual basis and includes, where applicable, the amortization of any related premiums, discounts, origination costs and fees. Interest revenue is recognized on investments in real estate debt classified as held to maturity and investments in debt securities.

Other revenue is recognized on an accrual basis and consists of miscellaneous tenant amenity services and servicing fees earned on our investments in real estate debt for performing administrative oversight.

Dividend income is recorded on the ex-dividend date, while periodic cash flow distributions from equity method investments are recognized when declared. Dividend income is recognized on an accrual basis and consists of dividends earned through our cash sweep bank account.

Sales of investments in equity method investees are recognized when we have surrendered control. Once control has been surrendered, the recorded amounts of the transferred investment are derecognized, all proceeds received from the transfer are recognized, and any gains or losses on the transfer are recognized. Gains or losses from equity method investees are recorded within “Equity in earnings” in the consolidated financial statements.

Recent Accounting Pronouncements

In January 2025, the Company adopted Accounting Standards Update (“ASU”) 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. This guidance enhances the transparency and usefulness of income tax disclosures by requiring entities to provide additional information about income taxes paid, including disaggregation by federal, state, and foreign jurisdictions, as well as further detail on the effective tax rate reconciliation. The adoption of this guidance had no impact on the Company’s consolidated financial statements.

In December 2025, the FASB issued ASU 2025-12, Codification Improvements, which clarifies, corrects, and makes minor improvements across U.S. GAAP. The standard is effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2026, with early adoption permitted. The Company is evaluating the standard to determine its impact on the Company’s disclosures.

In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270), which improves the navigability of interim reporting guidance in Topic 270. The ASU does not expand or reduce interim disclosure requirements, but instead clarifies when Topic 270 applies, what constitutes interim financial statements prepared in accordance with U.S. GAAP, and which disclosures are required at interim dates. The standard is effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2027, with early adoption permitted. The Company is evaluating the standard to determine its impact on the Company’s disclosures.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments - Credit Losses (Topic 326), which provides a practical expedient for all entities and an accounting policy election for entities other than public business entities when estimating expected credit losses on trade receivables and contract assets arising from revenue transactions under Topic 606. The standard is effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2025, with early adoption permitted. The Company is evaluating the standard to determine its impact on the Company’s disclosures.

In May 2025, the FASB issued ASU 2025-03, Business Combinations (Topic 805) and Consolidation (Topic 810), which amends existing guidance for determining the accounting acquirer in a transaction primarily effected through the exchange of equity interests in which the legal acquiree is a VIE that meets the definition of a business. The standard is effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2026, with early adoption permitted. The Company is evaluating the standard to determine its impact on the Company’s disclosures.

In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income (Topic 220): Expense Disaggregation Disclosures, which requires disclosure within the notes to the financial statements of specified expense categories as well as qualitative descriptions for amounts not disaggregated quantitatively within expense captions on the income statement. The standard is effective for fiscal years beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The Company is evaluating the standard to determine its impact on the Company’s disclosures.

In January 2024, the Company adopted ASU 2023-07, Segment Reporting (Topic 280), which expands segment disclosures by requiring disclosure of significant segment expenses that are regularly provided to the chief operating decision maker (“CODM”) and are included in each reported measure of segment profit or loss. It also requires disclosure of the amount and composition of “other segment items”, as well as interim disclosures of segment profit or loss and assets. These requirements apply to all public entities, including those with a single reportable segment. Adoption of the new standard affected financial statement disclosures only and did not impact the Company’s financial position or results of operations.

3.	2025 Merger Transaction – Asset Acquisition

As a result of the 2025 Merger, the financial information being presented reflects the accounting for the transaction and includes the acquired assets and assumed liabilities from the date of acquisition. The Company accounted for the 2025 Merger as an asset acquisition given no substantive processes were acquired. Merger-related costs consisted primarily of legal counsel and independent accountant fees and were allocated among the merging entities in proportion to each entity’s NAV. These costs were paid directly by the respective merging entities and were primarily recorded as offering costs in the consolidated financial statements. Additional costs related to valuation and transfer taxes were incurred and were expensed as incurred. The 2025 Merger was treated as a taxable transaction to the Target Fund. As a result, the Target Fund incurred a state tax liability of approximately $400,000 upon the deemed sale of its assets. The Company assumed this tax liability as part of the 2025 Merger, and the amount is included within “Accounts payable and accrued expenses” on the consolidated balance sheets.

The following table details the relative fair value of the assets acquired and liabilities assumed in connection with the 2025 Merger (amounts in thousands):

Description	Asset Acquisition Allocation
Cash and cash equivalents	$6,607
Other assets	260
Due from related party	17,401
Intangible lease assets	4,916
Derivative financial instruments	16
Investments in real estate debt	2,475
Investment in equity method investees	3,269
Investment in rental real estate properties	39,727
Investments in real estate held for improvement	1,075
Equity securities	1,163
Accounts payable and accrued expenses	(1,022)
Due to related party	(240)
Redemptions payable	(8)
Rental security deposits and other liabilities	(110)
Mortgage payable	(14,500)
Issuance of common shares	$61,027

The Company acquired five investments in rental real estate properties in connection with the 2025 Merger. The purchase price was allocated to the following assets on a relative fair value basis (amounts in thousands):

As of December 29, 2025
Land	$12,135
Building	25,477
Site improvements	2,114
Intangible lease assets	4,916
Total relative fair value	$44,643

The Company acquired three investments in real estate held for improvement in connection with the 2025 Merger. The purchase price was allocated to the following assets on a relative fair value basis (amounts in thousands):

As of December 29, 2025
Land	$841
Building	204
Site improvements	30
Total relative fair value	$1,075

4.	Investments in Equity Method Investees

The table below presents the activity of the Company’s investments in equity method investees as of and for the periods presented (amounts in thousands):

Investments in Equity Method Investees:	For the Year Ended December 31, 2025	For the Year Ended December 31, 2024
Beginning balance	$92,722	$103,601
Additional investments in equity method investees (1)(2)	3,790	5,271
Distributions received (3)(4)(5)(6)	(56,086)	(30,850)
Equity in earnings of equity method investees (3)(4)(5)(6)	20,805	14,700
Ending balance	$61,231	$92,722

(1)

During the year ended December 31, 2025, the Company acquired one equity method investment totaling approximately $3.3 million in connection with the 2025 Merger (see Note 3, 2025 Merger Transaction – Asset Acquisition for more information about the 2025 Merger) and contributed approximately $521,000 in additional capital to existing investments.

(2)	Includes non-cash reallocation of contributions to align ownership interests under the Company’s TIC arrangements with related-party REITs. This reallocation is reflected as an increase to the ‘Due to related party’ account on the consolidated balance sheets, rather than through cash activity.

(3)	On February 14, 2025, the RSE Peak Controlled Subsidiary (Fundrise Peak I, LLC) sold the Villas at Meadow Springs Property for a sales price of approximately $61.8 million. Proceeds from the sale totaled approximately $24.1 million, net of repayment of $34.7 million of outstanding senior loans, and various closing costs of approximately $3.0 million. Our distribution received from the sale totaled approximately $14.1 million. As a result of this sale, the Company recognized a gain on disposition of equity method investees of approximately $14.1 million during the year ended December 31, 2025, which is recognized within equity in earnings.

(4)	On May 30, 2025, the Chase Heritage Controlled Subsidiary (FR-MP Chase JV LLC) sold the Chase Heritage Property for a sales price of approximately $72.0 million. Proceeds from the sale totaled approximately $29.3 million, net of repayment of $41.8 million of outstanding senior loans, and closing costs of approximately $900,000. Our distribution received from the sale totaled approximately $24.8 million, with an additional approximately $924,000 recorded within “Due to related party” for amounts payable to the joint venture member. As a result of this sale, the Company recognized a gain on disposition of equity method investees of approximately $823,000 during the year ended December 31, 2025, which is recognized within equity in earnings.

(5)

On August 15, 2025, Aspect Promenade JV LP sold the Sterling Town Center property for a sales price of approximately $73.1 million. Net proceeds from the sale totaled approximately $40.0 million, net of repayment of approximately $32.9 million of outstanding senior debt, and various closing costs. The Company received a distribution of approximately $11.1 million from the net sales proceeds. This transaction represented the sale of the final property held by the joint venture, concluding the joint venture’s investment activity. As a result of this sale, the Company recognized a gain of approximately $6.9 million during the year ended December 31, 2025, which is recognized within equity in earnings.

(6)	On October 31, 2024, Amira at Westly (Amira JV LP) sold the Westly Shores Property for a sales price of approximately $103.0 million. Proceeds from the sale totaled approximately $45.6 million, net of repayment of $55.0 million of outstanding senior loans, and closing costs of approximately $2.4 million. Our distribution received from the sale totaled approximately $25.2 million. As a result of this sale, the Company recognized a gain on disposition of equity method investees of approximately $15.2 million during the year ended December 31, 2024, which is recognized within equity in earnings.

As of December 31, 2025, the Company’s material investments in companies that are accounted for under the equity method of accounting consist of the following:

(1)	A 13.03% non-controlling member interest in FR-ICG EVO Parent LLC, whose activities are carried out through its following wholly-owned asset: EVO property, a mid-rise multifamily property in Las Vegas, NV.

(2)	Investments in equity method investees includes the contributions to National Lending, LLC (“National Lending”) in exchange for ownership interests. As of December 31, 2025 and 2024, the carrying value of the Company’s equity method investment in National Lending was approximately $20.8 million and $19.6 million, respectively. See Note 13, Related Party Arrangements for further information regarding National Lending.

(3)	A 95% non-controlling member interest in FR-PC Lexington JV LLC, whose activities are carried out through its following wholly-owned asset: Lexington Property, a stabilized garden-style multifamily property in Lithonia, GA.

(4)	A 90% non-controlling member interest in FR-MP Trellis JV LLC, whose activities are carried out through its following wholly-owned asset: Trellis Property, a stabilized garden-style multifamily property in Marietta, GA.

(5)	Acquired in connection with the 2022 Merger:

∙	A 70% non-controlling member interest in FR-McDowell Quail JV LLC, whose activities are carried out through its following wholly-owned asset: Dwell at Carmel, a garden-style multifamily complex in Charlotte, NC.

∙	A 32% non-controlling member interest in Alon JV LP, whose activities are carried out through its following wholly-owned asset: Alon at Castle Hills, a garden-style multifamily complex in San Antonio, TX.

(6)	Acquired in connection with a Tenancy-in-Common (“TIC”) transaction, a 25% non-controlling member interest in FR Rental, LLC, whose activities are carried out through its following wholly-owned asset: 5957 S Western Ave, a mixed use property located in Los Angeles, CA. See Note 13, Related Party Arrangements, for further information regarding the TIC transaction.

(7)	Acquired in connection with the 2025 Merger (see Note 3, 2025 Merger Transaction – Asset Acquisition for more information about the 2025 Merger):

∙	A 99.0% non-controlling member interest in RRE F1, LLC, whose activities are carried out through its following wholly-owned asset: Square One 867 10th Street, a small lot townhome entitlement project in Los Angeles, CA.

The financial position and results of operations of the Company’s equity method investments for the periods presented are summarized below (amounts in thousands):

Condensed balance sheet information:	As of December 31, 2025	As of December 31, 2024
Real estate assets, net	$226,093	$370,267
Other assets (1)	140,683	112,925
Total assets	$366,776	$483,192

Mortgages payable, net	$166,300	$271,637
Other liabilities (2)	52,242	27,775
Equity	148,234	183,780
Total liabilities and equity	$366,776	$483,192
Company’s equity investment (3)	$61,231	$92,722

(1)

As of December 31, 2025 and 2024, approximately $134.4 million and $98.3 million of Other assets are promissory notes receivable from other eREITs held by the Company’s equity method investment in National Lending, respectively. See Note 13, Related Party Arrangements for further information regarding National Lending.

(2)	As of December 31, 2025 and 2024, approximately $49.4 million and $22.0 million of Other liabilities represent promissory notes issued from affiliated entities to National Lending, respectively. See Note 13, Related Party Arrangements for further information regarding National Lending.

(3)	The Company’s equity investment includes amortization of basis differences recognized as of December 31, 2025 and 2024.

Condensed income statement information:	For the Year Ended December 31, 2025	For the Year Ended December 31, 2024
Total revenue	$38,676	$49,382
Total expenses	30,590	33,236
Other income (expense)	(8,970)	(14,699)
Net income (loss)	$(884)	$1,447
Company’s equity in net income of investee(1)(2)	$20,805	$14,700

(1)	For the year ended December 31, 2025 and 2024, the Company’s equity in net income of investee includes an approximately $21.8 million and $15.2 million gain on sale of investments, respectively.
(2)	The equity in earnings (losses) of investee includes amortization of basis differences recognized as of December 31, 2025 and 2024.

5.	Investments in Real Estate Debt

The following table describes our real estate investment activity (amounts in thousands):

Investments in Real Estate Debt:	For the Year Ended December 31, 2025	For the Year Ended December 31, 2024
Beginning balance	$9,530	$8,982
Interest revenue received in kind	611	548
Investments (1)	2,475	-
Ending balance	$12,616	$9,530

(1)

One new debt investment was acquired by the Company on December 29, 2025 in connection with the 2025 Merger (see Note 3, 2025 Merger Transaction – Asset Acquisition for more information about the 2025 Merger). There were no new investments during the year ended December 31, 2024.

As of December 31, 2025 and 2024, there were no discount or origination costs or fees that were included in the carrying value of our investments in real estate debt.

Interest revenue received in kind represents accruable interest receivable from related investments in real estate debt upon maturity, net of payments received during the period. Interest revenue received in kind is presented within “Investments in real estate debt” in these consolidated financial statements.

The following table presents the Company’s investments in real estate debt as of December 31, 2025 (dollar amounts in thousands):

Asset Type	Number of Investments	Principal Amount or Cost (1)	Future Funding Commitments	Carrying Value
Senior Debt (2)	1	$2,475	$-	$2,475
Preferred Equity	1	$10,141	$-	$10,141
Balance as of December 31, 2025	2	$12,616	$-	$12,616

(1)	This includes the stated amount of funds disbursed to date, interest that is contractually converted into principal, and interest revenue received in kind.

(2)	This asset was acquired by the Company on December 29, 2025 in connection with the 2025 Merger (see Note 3, 2025 Merger Transaction – Asset Acquisition for more information about the 2025 Merger). The carrying value herein represents the relative fair value of the acquired asset as of the 2025 Merger.

The following table presents the Company’s investments in real estate debt as of December 31, 2024 (dollar amounts in thousands):

Asset Type	Number of Investments	Principal Amount or Cost (1)	Future Funding Commitments	Carrying Value
Preferred Equity	1	$9,530	$-	$9,530
Balance as of December 31, 2024	1	$9,530	$-	$9,530

(1)	This includes the stated amount of funds disbursed to date, interest that is contractually converted into principal, and interest revenue received in kind.

The following table presents certain information about the Company’s investments in real estate debt, as of December 31, 2025, by contractual maturity grouping (dollar amounts in thousands):

Asset Type	Number of Investments	Amounts Maturing Within One Year	Amounts Maturing After One Year Through Five Years	Amounts Maturing After Five Years Through Ten Years	Amounts Maturing After Ten Years
Senior Debt (1)(2)	1	$2,475	$-	$-	$-
Preferred Equity	1	$-	$10,141	$-	$-
Balance as of December 31, 2025	2	$2,475	$10,141	$-	$-

(1)	This asset was acquired by the Company on December 29, 2025 in connection with the 2025 Merger (see Note 3, 2025 Merger Transaction – Asset Acquisition for more information about the 2025 Merger). The carrying value herein represents the relative fair value of the acquired asset as of the 2025 Merger.

(2)	The extended loan term expired on December 23, 2025; however, as of December 31, 2025, the investment remained outstanding. See Credit Quality Monitoring assessment for further details.

The following table presents certain information about the Company’s investments in real estate debt, as of December 31, 2024, by contractual maturity grouping (dollar amounts in thousands):

Asset Type	Number of Investments	Amounts Maturing Within One Year	Amounts Maturing After One Year Through Five Years	Amounts Maturing After Five Years Through Ten Years	Amounts Maturing After Ten Years
Preferred Equity	1	$-	$9,530	$-	$-
Balance as of December 31, 2024	1	$-	$9,530	$-	$-

Credit Quality Monitoring

The Company’s investments in real estate debt that earn interest based on debt-like terms are typically secured by senior liens on real estate properties, mortgage payments, mortgage loans, or interests in entities that have preferred interests in real estate similar to the interests just described. The Company evaluates its investments in real estate debt at least annually and differentiates the relative credit quality principally based on: (i) whether the borrower is currently paying contractual debt service or guaranteed preferred equity payments in accordance with its contractual terms; and (ii) whether the Company believes the borrower will be able to perform under its contractual terms in the future, as well as the Company’s expectations as to the ultimate recovery of principal at maturity. The Company considered investments for which it expects to receive full payment of contractual principal and interest payments as “performing.”

As of December 31, 2025, one investment in real estate debt, which was acquired from the Target Fund as part of the 2025 Merger, had reached its contractual maturity date following the exercise of a three-month automatic extension option provided under the original loan agreement, extending the maturity from September 23, 2025 to December 23, 2025. As of December 31, 2025, the outstanding principal and accrued interest remained unpaid. The delay in repayment was primarily attributable to property-level operational issues, including condition-related matters and occupancy disruptions that have delayed the planned development of the underlying collateral property. The borrower has requested an additional nine-month extension of the maturity date to September 23, 2026, which is actively being negotiated. As contemplated, such extension would require payment of all accrued and unpaid interest, replenishment of interest reserves, and payment of an extension fee.

Accordingly, the Company evaluated this investment for a potential credit loss as of December 31, 2025. In its assessment, the Company considered (i) the estimated fair value of the underlying collateral property, which approximated the outstanding principal balance as of December 31, 2025, (ii) the borrower’s historical repayment performance on prior investments originated by the Target Fund and repaid prior to the 2025 Merger, which the Company considered relevant credit history given that the current investment was also originated by the Target Fund and acquired in the 2025 Merger, (iii) the anticipated resolution of the property-level matters impacting the timing of construction, and (iv) current market conditions. Based on this analysis, the Company concluded that repayment of principal is expected pursuant to the terms of the loan agreement, including through the Company’s contractual rights and remedies with respect to the underlying collateral, and that any estimated credit loss was not material to the consolidated financial statements. Accordingly, the Company continues to accrue interest as of December 31, 2025.

As of December 31, 2025 and 2024, all investments were considered to be performing from a principal recovery perspective, as such, no impairment charges have been recorded. In the event that an investment is deemed other than performing, the Company will evaluate the instrument for any required impairment.

6.	Investments in Rental Real Estate Properties and Real Estate Held for Improvement

The following table presents the Company’s investments in rental real estate properties, net (amounts in thousands):

	As of December 31, 2025	As of December 31, 2024
Land	$30,143	$18,008
Building and building improvements	108,364	82,697
Site improvements	7,201	5,087
Furniture, fixtures, and equipment	2,959	2,959
Total gross investment in rental real estate properties	$148,667	$108,751
Less: Accumulated depreciation	(10,747)	(8,563)
Total investment in rental real estate properties, net	$137,920	$100,188

As of December 31, 2025 and 2024, we had invested in ten and three rental real estate properties, respectively, which consist of the following:

(1)

In December 2020, the Company directly acquired ownership of a wholly-owned subsidiary which purchased a residential subdivision consisting of 124 single-family rental homes and totaling approximately 197,000 rentable square feet (the “AP98 Property”) located in Conroe, TX, for a purchase price of approximately $32.3 million.

(2)	In April 2021, the Company directly acquired ownership of a majority-owned subsidiary (the “West Kernan Property”), a stabilized garden style multifamily property located in Jacksonville, FL, for a purchase price of approximately $66.3 million.

(3)	In September, 2022, the Company acquired ownership of a wholly-owned subsidiary (the “A93 Property”), an industrial building located in Capitol Heights, MD, in connection with the 2022 Merger, with a relative fair value of $9.0 million, excluding approximately $571,000 of intangible lease assets.

(4)

In December, 2025, the Company acquired ownership of a wholly-owned subsidiary (the “4700 Eisenhower Ave Property”), an industrial building located in Alexandria, VA, in connection with the 2025 Merger, with a relative fair value of $15.8 million, excluding approximately $2.1 million of intangible lease assets. See Note 3, 2025 Merger Transaction – Asset Acquisition for more information about the 2025 Merger.

(5)	In December, 2025, the Company acquired ownership of a wholly-owned subsidiary (the “Chattahoochee Ave Property”), an industrial building located in Atlanta, GA, in connection with the 2025 Merger, with a relative fair value of $17.9 million, excluding approximately $2.8 million of intangible lease assets. See Note 3, 2025 Merger Transaction – Asset Acquisition for more information about the 2025 Merger.

(6)	In December, 2025, the Company acquired ownership of a wholly-owned subsidiary (the “H13 Property”), a single family condominium located in Washington, DC, in connection with the 2025 Merger, with a relative fair value of $1.8 million. See Note 3, 2025 Merger Transaction – Asset Acquisition for more information about the 2025 Merger.

(7)

In December, 2025, the Company acquired ownership of a wholly-owned subsidiary (the “S15 Property”), a single family home located in Los Angeles, CA, in connection with the 2025 Merger, with a relative fair value of $829,000. See Note 3, 2025 Merger Transaction – Asset Acquisition for more information about the 2025 Merger.

(8)

In December, 2025, the Company acquired ownership of a wholly-owned subsidiary (the “S37 Property”), a single family home located in Los Angeles, CA, in connection with the 2025 Merger, with a relative fair value of $775,000. See Note 3, 2025 Merger Transaction – Asset Acquisition for more information about the 2025 Merger.

(9)

In December, 2025, the Company acquired ownership of a wholly-owned subsidiary (the “E91 Property”), a multi-tenant building located in Los Angeles, CA, in connection with the 2025 Merger, with a relative fair value of $1.4 million. See Note 3, 2025 Merger Transaction – Asset Acquisition for more information about the 2025 Merger.

(10)

In December, 2025, the Company acquired ownership of a wholly-owned subsidiary (the “M184 Property”), a single family home located in Los Angeles, CA, in connection with the 2025 Merger, with a relative fair value of $1.2 million. See Note 3, 2025 Merger Transaction – Asset Acquisition for more information about the 2025 Merger.

As of December 31, 2025 and 2024, the carrying amount of our investment in rental real estate properties included cumulative capitalized acquisition costs of approximately $2.3 million, respectively, which included cumulative acquisition fees paid to the Sponsor of approximately $1.3 million, respectively.

For the years ended December 31, 2025 and 2024, the Company recognized approximately $2.2 million and $2.3 million, respectively, of depreciation expense on our investments in rental real estate properties.

The following table presents the Company’s investments in real estate held for improvement (amounts in thousands):

	As of December 31, 2025	As of December 31, 2024
Land	$841	$-
Building and building improvements	204	-
Site improvements	30	-
Total investment in real estate held for improvement	$1,075	$-

As of December 31, 2025 and 2024, we had invested in one and zero real estate properties held for improvement, respectively, which consist of the following:

(1)	In December, 2025, the Company acquired ownership of a wholly-owned subsidiary (the “S56 Property”), a single family home located in Los Angeles, CA, in connection with the 2025 Merger, with a relative fair value of $1.1 million. See Note 3, 2025 Merger Transaction – Asset Acquisition for more information about the 2025 Merger.

7.	Intangible Lease Assets

The Company’s intangible lease assets primarily consist of in-place leases and deferred leasing costs related to the acquisition of the A93 Controlled Subsidiary resulting from the 2022 Merger and in-place leases, deferred leasing costs, lease incentives, and above-market leases related to the acquisition of the 4700 Eisenhower Ave Controlled Subsidiary and the Chattahoochee Ave Controlled Subsidiary resulting from the 2025 Merger.

As of December 31, 2025 and 2024, in-place leases, net, were approximately $2.1 million and $297,000, respectively. In-place lease assets are amortized over the life of the lease. For the years ended December 31, 2025 and 2024 amortization of in-place lease assets was approximately $76,000 and $54,000, respectively, and is included in “Depreciation and amortization” in the consolidated statements of operations.

As of December 31, 2025 and 2024, deferred leasing costs, net were approximately $646,000 and $112,000, respectively. Deferred leasing costs are amortized over the remaining term of the respective leases. For the years ended December 31, 2025 and 2024, amortization of deferred leasing costs was approximately $28,000 and $20,000, respectively, and is included in “Depreciation and amortization” in the consolidated statements of operations.

As of December 31, 2025 and December 31, 2024, above-market leases, net were approximately $2.0 million and $0, respectively. The Company recognizes the amortization of acquired above-market leases over the remaining term of the respective leases. The amortization of above-market leases is included as a reduction to “Rental revenue” in the consolidated statements of operations.

As of December 31, 2025 and December 31, 2024, lease incentives, net were approximately $475,000 and $0, respectively. At lease execution, lease incentives are accrued as a deferred cost and amortization is recorded as an adjustment to rental and other property revenue in the Company’s consolidated statements of operations over the accounting lease term.

The following table summarizes the scheduled amortization of the Company’s acquired intangible lease assets for each of the five succeeding years and thereafter (amounts in thousands):

Year	In-Place Lease Intangibles	Deferred Leasing Costs	Above-Market Lease Intangibles	Lease Incentives
2026	$334	$105	$294	$69
2027	334	105	294	69
2028	334	105	294	69
2029	324	101	294	69
2030	276	83	294	69
Thereafter	496	147	533	130
Total	$2,098	$646	$2,003	$475

8.	Distributions

Distributions are calculated based on members of record each day during the respective distribution periods. During the years ended December 31, 2025 and 2024, the Company’s total distributions declared to members, the Sponsor, and its affiliates were approximately $155,000 and $9.5 million respectively. Of the distributions declared during the years ended December 31, 2025 and 2024, approximately $144,000 and $668,000, respectively, were paid. Approximately $11,000 and $8.8 million remained payable as of December 31, 2025 and 2024, respectively.

9.	Mortgages Payable

The following is a summary of the Company’s mortgages payable as of December 31, 2025 and 2024 (dollar amounts in thousands):

Borrower (1)	Loan Amount (in thousands)	Interest Rate	Maturity Date	Balance at December 31, 2025	Balance at December 31, 2024
West Kernan Investment (2)	$40,550	SOFR + 2.31%	06/01/2032	$40,550	$40,550
AP98 Investment (3)	$15,069	SOFR + 2.46%	07/01/2032	$15,069	$15,069
A93 Investment (4)	$5,100	SOFR + 1.75%	10/29/2027	$5,100	$4,490
FRIND- Eisenhower, LLC and FRIND SB 1, LLC (5)	$14,500	SOFR + 2.15%	04/17/2028	$14,500	$-
Total				$75,219	$60,109

*	SOFR represents the Daily Simple Secured Overnight Financing Rate established per the loan agreement.

(1)	All mortgage loans are secured by the Company’s investments in rental real estate properties.

(2)	On May 25, 2022, the West Kernan Property refinanced its $36.1 million mortgage loan via a $40.6 million Freddie Mac senior loan from KeyBank. The $40.6 million senior loan features a 10-year term and 5 years interest-only at a floating rate of 2.31% over SOFR. The remaining unamortized principal balance will be due at maturity. The Company is named as a guarantor in this loan agreement.

(3)	On June 2, 2022, the AP98 Property refinanced its $17.5 million bridge loan via a $15.1 million Freddie Mac senior loan with KeyBank. The $15.1 million senior loan features a 10-year term and 5 years interest-only at a floating rate of 2.46% over SOFR. The remaining unamortized principal balance will be due at maturity. The Company is named as a guarantor in this loan agreement.

(4)

In connection with the 2022 Merger, the Company assumed a mortgage loan in the principal amount of $4.6 million secured by the A93 Property. The mortgage loan required monthly, interest-only payments until December 10, 2023, with subsequent interest and principal payments through the initial maturity date of November 13, 2025. On October 29, 2025, the Company refinanced the A93 mortgage payable with a new $5.1 million loan. In connection with the refinancing, the Company repaid the prior loan in the amount of approximately $4.5 million. The new mortgage payable matures on October 29, 2027 and bears interest at a floating rate of SOFR + 1.75% per annum. The loan contains various financial and non-financial covenants, such as general liquidity and net worth requirements. The Company is named as a guarantor in this loan agreement.

(5)

In connection with the 2025 Merger (see Note 3, 2025 Merger Transaction – Asset Acquisition for more information about the 2025 Merger), the Company assumed a mortgage loan in the principal amount of $14.5 million secured by the 4700 Eisenhower Ave Property and the Chattahoochee Ave Property. The mortgage loan bears interest at a floating rate of SOFR plus 2.15%, subject to a 0.00% floor until maturity. The mortgage loan calls for interest-only payments for the first 12 months, with subsequent principal and interest payments through maturity. The loan contains various financial and non-financial covenants, such as general liquidity and net worth requirements. The Company is named as a guarantor in this loan agreement.

During the years ended December 31, 2025 and 2024, approximately $143,000 and $0, respectively, of additional deferred financing costs were incurred related to the mortgage notes listed above. As such, the carrying value of the unamortized debt issuance costs as of December 31, 2025 and 2024 were approximately $568,000 and $512,000, respectively. Deferred financing costs are reflected net of accumulated amortization on the consolidated balance sheets as a reduction to the related mortgages payable, which totaled approximately $265,000 and $178,000, as of December 31, 2025 and 2024, respectively. For each of the years ended December 31, 2025 and 2024 amortization of debt issuance costs was approximately $87,000 and $69,000 and is included within “Interest expense, net” in the consolidated statements of operations, respectively.

During the years ended December 31, 2025 and 2024, we incurred interest expense related to mortgages payable of approximately $4.1 million and $4.6 million, respectively, which is recorded to “Interest expense, net” in our consolidated statements of operations.

The following table presents the future principal payments due under the Company’s mortgage loans as of December 31, 2025 (amounts in thousands):

Year	Amount
2026	$119
2027	5,552
2028	14,780
2029	636
2030	679
Thereafter	53,453
Total	$75,219

10.	Derivative Financial Instruments

During the year ended December 31, 2022, we entered into two interest rate cap agreements to manage our exposure to interest rate risk on our variable rate debt (see Note 9, Mortgages Payable): one related to the West Kernan Property (premium paid of approximately $288,000; notional amount of approximately $40.6 million; strike rate of 4.19%) and one related to the AP98 Property (premium paid of approximately $159,000; notional amount of approximately $15.1 million; strike rate of 3.79%). Both of these caps expired during the year ended December 31, 2025, at which time we paid new premiums of approximately $69,000 each to enter into new agreements, maintaining the same notional amounts and strike rates for both.

We also assumed one interest rate cap agreement in connection with the 2022 Merger related to the A93 Property. The interest rate cap instrument had a fair value at the time of the 2022 Merger of $415,000 and had a notional amount of $4.6 million and a strike rate of 0.25%. This cap was terminated on October 29, 2025 in connection with the A93 mortgage payable refinancing (see Note 9, Mortgages Payable). We paid a premium of approximately $8,000 to enter into a new interest rate cap agreement in conjunction with the new mortgage payable (notional amount of approximately $5.1 million; strike rate of 4.50%).

In connection with the 2025 Merger, we also assumed common stock warrants related to our assumed investment in Saltbox, Inc. (see Note 11, Equity Securities) for an acquisition cost of approximately $16,000, representing the relative fair value of the acquired asset. The Target Fund originally acquired the warrants to purchase 896,426 shares of common stock of Saltbox, Inc. on October 21, 2021 (the “Warrants”). The Warrants were granted by Saltbox, Inc. to incentivize performance under a real estate services agreement with Saltbox, Inc., whereby the Target Fund pledged, but did not commit, funds towards the acquisition and development of industrial properties for lease to Saltbox, Inc. in exchange for exclusivity rights in certain markets. The Warrants were subject to a vesting schedule based on certain deployment milestones. However, the real estate services agreement expired prior to the Company’s acquisition of the Warrants in the 2025 Merger. As of the date of the 2025 Merger, 89,642 warrants had vested and we do not expect any additional warrants to vest.

The Warrants are classified as a derivative financial instrument on our consolidated balance sheets because they permit cashless exercise. The Warrants were obtained for investment purposes. We have not designated the Warrants in any hedging relationship, therefore, the derivative does not qualify for hedge accounting. Accordingly, changes in the fair value of the Warrants are recognized immediately through earnings.

The interest rate cap instruments are not for trading or other speculative purposes.

For the years ended December 31, 2025 and 2024, we recognized unrealized losses on the interest rate cap instruments of approximately $388,000 and $682,000, respectively, which is recorded as “Decrease in fair value of derivative financial instruments” in our consolidated statements of operations. During the years ended December 31, 2025 and 2024, we recognized aggregate income of approximately $282,000 and $905,000, respectively, related to the interest rate caps, which are recorded as a reduction to “Interest expense, net” in our consolidated statements of operations. As of December 31, 2025 and 2024, approximately $3,000 and $39,000, respectively, of interest rate cap income was payable to the Company and was recorded net of the related accrued interest expense within “Accounts payable and accrued expenses” in our consolidated balance sheets.

The fair value of each of our derivatives as of December 31, 2025 and 2024 are shown below (dollar amounts in thousands). See Note 12, Fair Value of Financial Instruments, for further details on the valuation inputs of these financial instruments.

Derivative Instrument	Notional Amount	Effective Date	Maturity Date	Fair Value as of December 31, 2025	Fair Value as of December 31, 2024
Interest Rate Cap – West Kernan Investment	$40,550	05/24/2022	06/01/2025	$-	$51
Interest Rate Cap – AP98 Investment	$15,069	06/01/2022	06/03/2025	$-	$46
Interest Rate Cap – A93 Investment	$4,560	09/01/2022	12/10/2025	$-	$176
Interest Rate Cap – West Kernan Investment	$40,550	06/01/2025	06/01/2026	$-	$-
Interest Rate Cap – AP98 Investment	$15,069	06/01/2025	06/01/2026	$4	$-
Interest Rate Cap – A93 Investment	$5,100	10/29/2025	10/29/2027	$2	$-
Saltbox, Inc. Common Stock Warrants	89,642 shares	12/29/2025	10/31/2026	$16	$-
Total derivative instruments				$22	$273

11.	Equity Securities

In connection with the 2025 Merger, we assumed ownership of preferred stock in Saltbox, Inc. for an aggregate acquisition cost of approximately $1.2 million, representing the relative fair value of the acquired asset and the stated value of our equity interest in the Saltbox Investment Controlled Subsidiary (the “Saltbox Investment”). The Target Fund originally entered into a Simple Agreement for Future Equity with Saltbox, Inc., which upon certain triggering events, would automatically terminate in exchange for shares of preferred stock in Saltbox, Inc. at a discount to fair market value, or entitle the receipt of cash proceeds equal to or in excess of the initial investment. Upon the automatic termination, the Target Fund exchanged for 1,186,127 shares of preferred stock of Saltbox, Inc. and concurrently purchased an additional 400,827 shares of preferred stock. The preferred stock has no readily determinable fair value, therefore we have elected the measurement alternative to carry the stock at cost minus impairment. The carrying value of the stock is adjusted only when there are observable price changes in orderly transactions for identical or similar investments. As of December 31, 2025, the balance of the equity securities was $1.2 million.

12.	Fair Value of Financial Instruments

We are required to disclose an estimate of fair value of our financial instruments for which it is practicable to estimate the value. U.S. GAAP defines the fair value as the price that the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. For certain of our financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges by willing parties.

We determine the fair value of certain investments in accordance with the fair value hierarchy that requires an entity to maximize the use of observable inputs. The fair value hierarchy includes the following three levels based on the objectivity of the inputs, which were used for categorizing the assets or liabilities for which fair value is being measured and reported:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs).

Level 3 – Valuation generated from model-based techniques that use inputs that are significant and unobservable in the market. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow methodologies or similar techniques, which incorporate management’s own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

The net carrying amounts of cash and cash equivalents, restricted cash, contractual receivables, other assets, and notes receivable from related parties reported in the consolidated balance sheets approximate their fair values because of the short maturity of these instruments.

The carrying amount of the Company’s equity securities approximates fair value as the preferred stock has no readily determinable fair value, therefore we have elected the measurement alternative to carry the stock at cost minus impairment. The equity securities were acquired at their relative fair value on the date of the 2025 Merger. We noted no further observable price changes for identical or similar investment transactions as of December 31, 2025 (Level 3).

The Company’s derivative financial instruments are recorded at fair value on the consolidated balance sheets on a recurring basis. The interest rate cap instruments are valued primarily utilizing significant other observable inputs, such as interest rate, term to maturity, volatility, and current credit spreads (Level 2). The Warrants are classified as Level 3 as we use significant unobservable inputs for these estimated fair value measurements, such as option pricing and discounted cash flow models. See Note 10, Derivative Financial Instruments, for further details on the net carrying amounts and fair values of these financial instruments.

As of December 31, 2025 and 2024, the net carrying amounts and fair values of other financial instruments were as follows (amounts in thousands):

	December 31, 2025		December 31, 2024
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets:
Investments in real estate debt	$12,616	$12,630	$9,530	$9,549
Total	$12,616	$12,630	$9,530	$9,549
Liabilities:
Mortgages payable	$75,219	$75,801	$60,109	$60,474
Total	$75,219	$75,801	$60,109	$60,474

Fair value estimates are subjective in nature and are dependent on a number of important assumptions, including estimates of future cash flows, risks, discount rates and relevant comparable market information associated with each financial instrument (see Note 2, Summary of Significant Accounting Policies). The use of different market assumptions and estimation methodologies may have a material effect on the reported estimated fair value amounts. Any changes to the valuation methodology will be reviewed by management to ensure the changes are appropriate. The methods used may produce a fair value calculation that is not indicative of net realizable value or reflective of future fair values. Furthermore, while we anticipate that our valuation methods are appropriate and consistent with other market participants, the use of different methodologies, or assumptions, to determine the fair value could result in a different estimate of fair value at the reporting date.

The following methods and assumptions were used in estimating fair value disclosures for financial instruments:

Investments in real estate debt (Level 3): The fair value of our investments in real estate debt is estimated using a discounted cash flow method (an income approach) and recent investment method (a market approach). Significant inputs and assumptions include the market-based interest or preferred return rate (discount rate), loan to value ratios, and expected repayment and prepayment dates.

Mortgages payable (Level 3): The aggregate fair value of our mortgages payable principal balances are estimated using a discounted cash flow method (an income approach) and recent investment method (a market approach). Significant inputs and assumptions include the market-based interest or preferred return rate (discount rates), loan to value ratios, and expected repayment and prepayment dates. Differences between the carrying values of mortgages payable in the table above and the “Mortgages payable, net” in the consolidated balance sheets are due to unamortized deferred financing costs.

13.	Related Party Arrangements

Fundrise Advisors, LLC, Manager

The Manager and certain affiliates of the Manager will receive fees and compensation in connection with the Company’s Offering, and the acquisition, management and sale of the Company’s real estate investments.

The Company will reimburse the Manager for actual expenses incurred on behalf of the Company in connection with the selection, acquisition or origination of an investment, to the extent not reimbursed by the borrower in connection with our debt investments, whether or not the Company ultimately acquires or originates the investment. The Company will reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company. This does not include the Manager’s overhead, employee costs borne by the Manager, or utility costs. Expense reimbursements payable to the Manager also may include expenses incurred by the Sponsor in the performance of services pursuant to a shared services agreement between the Manager and the Sponsor (the “Shared Services Agreement”), including any increases in insurance attributable to the management or operation of the Company. For the years ended December 31, 2025 and 2024, the Manager incurred approximately $96,000 and $48,000 of costs on our behalf, respectively. Approximately $60,000 and $3,000 were due and payable as of December 31, 2025 and 2024, respectively. As of December 31, 2025, amounts due to the Manager include payables assumed in connection with the 2025 Merger. These assumed balances relate to obligations incurred by the Target Fund prior to the merger date.

The Company will pay the Manager a quarterly investment management fee of one-fourth of 0.85% of our NAV at the end of each prior quarter. This rate is determined by our Manager in its sole discretion, but cannot exceed an annualized rate of 1.00%. In addition, the Manager may, in its sole discretion, waive its investment management fee, in whole or in part. The Manager will forfeit any portion of the investment management fee that is waived. During the years ended December 31, 2025 and 2024, we have incurred investment management fees of approximately $1.6 million and $1.9 million, respectively. As of December 31, 2025 and 2024, approximately $518,000 and $456,000, respectively, of investment management fees remained payable to the Manager. As of December 31, 2025, amounts due to the Manager include payables assumed in connection with the 2025 Merger. These assumed balances relate to obligations incurred by the Target Fund prior to the merger date.

Additionally, the Company is required to pay the Manager for servicing any non-performing asset. The Company is required to reimburse the Manager for actual expenses incurred on our behalf in connection with the special servicing of non-performing assets. The Manager will determine, in its sole discretion, whether an asset is non-performing. As of December 31, 2025 and 2024, the Manager has not designated any asset as non-performing and no special servicing fees are payable to the Manager. For the years ended December 31, 2025 and 2024, no special servicing fees have been incurred or paid to the Manager.

The Company will also reimburse the Manager for actual expenses incurred on our behalf in connection with the liquidation of any of our equity investments in real estate. As of December 31, 2025 and 2024, no disposition expenses are payable to the Manager. For the years ended December 31, 2025 and 2024, no disposition expenses have been incurred.

Fundrise Lending, LLC

As an alternative means of acquiring loans or other investments for which we do not yet have sufficient funds, and in order to comply with certain state lending requirements, Fundrise Lending, LLC, a wholly-owned subsidiary of our Sponsor or its affiliates, may close and fund a loan or other investment prior to it being acquired by us. This allows us the flexibility to deploy our offering proceeds as funds are raised. We then will acquire such investment at a price equal to the fair market value of the loan or other investment (including reimbursements for servicing fees and accrued interest, if any), so there is no mark-up (or mark-down) at the time of our acquisition. During the years ended December 31, 2025 and 2024, the Company did not purchase any investments that were owned by Fundrise Lending, LLC.

For situations where our Sponsor, Manager or their affiliates have a conflict of interest with us that is not otherwise covered by an existing policy we have adopted or a transaction is deemed to be a “principal transaction”, the Manager has appointed an independent representative (the “Independent Representative”) to protect the interests of the members and review and approve such transactions. Any compensation payable to the Independent Representative for serving in such capacity on our behalf will be payable by us. Principal transactions are defined as transactions between our Sponsor, Manager or their affiliates, on the one hand, and us or one of our subsidiaries, on the other hand. Our Manager is only authorized to execute principal transactions with the prior approval of the Independent Representative and in accordance with applicable law. Such prior approval may include but not be limited to pricing methodology for the acquisition of assets and/or liabilities for which there are no readily observable market prices.

Moat Investments, LP, Member

Moat Investments, LP (f/k/a Fundrise, L.P.) is a member of the Company and held 20,505 shares as of December 31, 2025 and 2024, respectively. One of our Sponsor’s wholly-owned subsidiaries is the general partner of Moat Investments, LP.

Rise Companies Corp., Member and Sponsor

Rise Companies Corp. is a member of the Company and held 1,666 shares and 653 shares as of December 31, 2025 and 2024, respectively.

During the years ended December 31, 2025 and 2024, the Sponsor incurred approximately $79,000 and $93,000 of operating costs on our behalf, respectively. Approximately $0 and $13,000 were due and payable as of December 31, 2025 and 2024, respectively.

National Lending, LLC

Our Manager formed a self-sustaining lending entity, National Lending, which is financed by certain of the real estate investment trusts (“eREITs”) and other investment vehicles (the “Funds”) managed by our Manager and affiliated with our Sponsor, including the Company. The Sponsor became the manager of National Lending effective June 18, 2025, but does not hold any equity interest in National Lending. Prior to this change, an independent manager managed National Lending under a management agreement at a market rate. The Sponsor is not compensated for its role as manager. Each eREIT or Fund contributes an amount to National Lending in exchange for ownership interests. The current effective operating agreement with National Lending requires each eREIT or Fund maintain a capital contribution amount of 5% of its assets under management, which is measured on a semi-annual basis (January 15th and July 15th). As of both December 31, 2025 and 2024, we have contributed approximately $16.8 million for a 24.1% and 24.7% ownership in National Lending, respectively. See Note 4, Investments in Equity Method Investees for further information regarding the Company’s ownership interests in National Lending.

National Lending may provide short-term bridge financing through promissory notes to any of the eREITs or Funds, including us, who have contributed in order to maintain greater liquidity and better finance such eREIT’s or Fund’s individual real estate investment strategies. Any promissory note bears a market rate of interest. National Lending may also obtain a promissory note from any of these eREITs or Funds in order to secure short-term bridge financing.

The following is a summary of the promissory notes issued by National Lending to the Company during the years ended December 31, 2025 and 2024 (dollar amounts in thousands):

Note	Principal Balance	Interest Rate	Maturity Date	Balance at December 31, 2025	Balance at December 31, 2024
2024 – A(1)	$7,000	6.50%	03/28/2025	$-	$-
2024 – B(2)	$6,000	6.50%	06/28/2025	$-	$-
2024 – C(3)	$7,000	5.75%	09/30/2025	$-	$-
2025 – D(4)	$5,000	6.00%	12/31/2025	$-	$-
2025 – E(5)	$8,800	6.00%	12/31/2025	$-	$-
2025 – F(6)	$8,700	5.50%	04/03/2026	$-	$-
			Total	$-	$-

(1)	Effective March 28, 2024, promissory note 2024-A was executed with National Lending for a maximum principal amount of $7.0 million. During the year ended December 31, 2024, the Company’s total draw down on this promissory note was $7.0 million. On October 31, 2024, the Company repaid the $7.0 million outstanding loan balance and all accrued interest.

(2)	Effective June 28, 2024, promissory note 2024-B was executed with National Lending for a maximum principal amount of $6.0 million. During the year ended December 31, 2024, the Company’s total draw down on this promissory note was $3.6 million. On October 31, 2024, the Company repaid the $3.6 million outstanding loan balance and all accrued interest.

(3)	Effective October 1, 2024, promissory note 2024-C was executed with National Lending for a maximum principal amount of $7.0 million. During the year ended December 31, 2024, the Company’s total draw down on this promissory note was $5.1 million. On October 31, 2024, the Company repaid the $5.1 million outstanding loan balance and all accrued interest.

(4)	Effective January 2, 2025, promissory note 2025-D was executed with National Lending for a maximum principal amount of $5.0 million. During the year ended December 31, 2025, the Company’s total draw down on this promissory note was $5.0 million. On February 28, 2025, the Company repaid the $5.0 million outstanding loan balance and all accrued interest.

(5)	Effective January 8, 2025, promissory note 2025-E was executed with National Lending for a maximum principal amount of $8.8 million. During the year ended December 31, 2025, the Company’s total draw down on this promissory note was $8.3 million. On February 28, 2025, the Company repaid the $8.3 million outstanding loan balance and all accrued interest.

(6)	Effective April 4, 2025, promissory note 2025-F was executed with National Lending for a maximum principal amount of $8.7 million. During the year ended December 31, 2025, the Company’s total draw down on this promissory note was $8.7 million. On June 12, 2025, the Company repaid the $8.7 million outstanding loan balance and all accrued interest.

For the years ended December 31, 2025 and 2024, the Company incurred approximately $200,000 and $340,000 respectively, in interest expense on related party notes with National Lending. As of December 31, 2025 and 2024, there was no outstanding accrued interest due or payable to National Lending.

In connection with the 2025 Merger on December 29, 2025, the Company assumed the following promissory notes receivable that were previously issued from the Target Fund to National Lending (dollar amounts in thousands):

Note	Principal Balance	Interest Rate	Maturity Date
2025 – A	$1,500	5.25%	04/03/2026
2025 – B	$15,300	5.25%	04/23/2026

On December 31, 2025, National Lending repaid each of these promissory notes receivable to the Company, which included approximately $16.8 million of total principal and approximately $601,000 of total accrued interest. The repayment of the $16.8 million in principal was completed through a non-cash refinancing. Simultaneously, on December 31, 2025, the Company extended a promissory note to National Lending with a maximum principal amount of $16.8 million (2025 - C). The note bears a 4.75% interest rate, and all interest is accruing, and will be received at maturity. The note matures on December 31, 2026 with National Lending’s repayment to the Company, including principal and accrued interest.

The following table summarizes the promissory notes receivable issued by the Company to National Lending during the year ended December 31, 2025, as well as note receivable balances as of December 31, 2025 and December 31, 2024 (dollar amounts in thousands):

Note	Principal Balance	Interest Rate	Maturity Date	Balance at December 31, 2025	Balance at December 31, 2024
2025 – C	$16,800	4.75%	12/31/2026	$16,800	$-

TIC Arrangement with Affiliate REITs

In December 2024, the Company entered into one TIC arrangement with REITs managed by our Manager and affiliated with our Sponsor. Under the terms of the TIC arrangement, the Company and the affiliate REITs hold undivided ownership interest in a mixed-use property located in Los Angeles, CA. The TIC arrangement allows each owner to independently own a specified interest in the property while sharing in the income and expenses associated with the property in proportion to their ownership interests. As of December 31, 2025, the Company continued to hold its interest in the TIC arrangement and did not enter into any additional similar transactions during the period.

14.	Economic Dependency

Under various agreements, the Company has engaged or will engage our Manager and its affiliates to provide certain services that are essential to the Company, including asset management services, asset acquisition and disposition decisions, the sale of the Company’s common shares available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. The Manager in turn has entered into the Shared Services Agreement to assist the Manager in providing such services. As a result of these relationships, the Company is dependent upon our Manager and its affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

15.	Commitments and Contingencies

Legal Proceedings

As of the date of the consolidated financial statements we are not currently named as a defendant in any active or pending material litigation. However, it is possible that the Company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any litigation likely to occur that we currently assess as being significant to us.

Liquidation Support

Our target liquidating distribution is equal to a 20.00% average, annual non-compounded return as calculated and described below. Our Manager has entered into an agreement to make a payment to us of up to $500,000 if the distributions we pay upon liquidation (together with any distributions made prior to liquidation) are less than a 20.00% average annual non-compounded return. More specifically, our Manager will make the following payments to us upon liquidation if we are unable to achieve an average annual non-compounded return of at least 20.00%:

Average Annual Non-Compounded Return	Liquidation Support Payment
17.00% or less	$500,000
17.10% to 18.00%	$400,000
18.10% to 19.00%	$300,000
19.10% to 19.90%	$200,000
20.00% or greater	$-

16.	Segment Reporting

The Company operates as a single operating and reportable segment. The management committee of Fundrise Advisors, LLC, our Manager, acts as the Company’s CODM, assessing performance and making decisions about resource allocation. The CODM determined that the Company operates a single operating and reportable segment based on the fact that the CODM monitors the operating results of the Company as a whole and that the Company’s long-term strategic asset allocation is pre-determined in accordance with the terms of its offering circular, based on a defined investment strategy. The CODM assesses segment performance using net income (loss), which is reported in the Company’s consolidated statements of operations. The financial information, including information about the Company’s significant revenues and expenses, that is provided to and reviewed by the CODM is consistent with that presented within the Company’s consolidated financial statements. Total expenses and total other expenses, as disclosed in the consolidated financial statements, represent the CODM’s measure of significant expenses. The CODM uses this financial information to evaluate the Company’s overall performance and investment returns, supporting decisions on acquisitions, dispositions, and distributions. Refer to the consolidated statements of operations in our consolidated financial statements for further detail on our total revenue, total expenses, and net consolidated income or loss. The measure of segment assets is reported in the Company’s consolidated balance sheets. No single investment accounts for more than 10% of the Company’s total revenue. All of the Company’s real estate investments are located within the United States and all revenues are derived from U.S.-based operations.

17.	Subsequent Events

In connection with the preparation of the accompanying consolidated financial statements, we have evaluated events and transactions occurring through March 17, 2026 for potential recognition or disclosure.

Investments

On January 2, 2026, the Company invested $18.0 million to purchase shares of the Fundrise Real Estate Interval Fund, LLC, an affiliated real estate investment fund, at its then current net asset value per share.

Item 8.	Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description
2.1*	Certificate of Formation (incorporated by reference to the copy thereof filed as Exhibit 2.1 to the Company’s Offering Circular on Form 1-A on December 15, 2015)
2.2*	Second Amended and Restated Operating Agreement (incorporated by reference to the copy thereof filed as Exhibit 2.2 to the Company’s Form 1-SA on September 22, 2023)
4.1*	Form of Subscription Agreement (incorporated by reference to the copy thereof filed as Appendix A to the Company’s Offering Circular on Form 1-A filed with the SEC on July 28, 2021)
6.1*	Form of License Agreement between Fundrise Equity REIT, LLC and Fundrise, LLC (incorporated by reference to the copy thereof filed as Exhibit 6.1 to the Company’s Offering Circular on Form 1-A on December 15, 2015)
6.2*	Form of Liquidation Support Agreement between Fundrise Equity REIT, LLC and Fundrise Advisors, LLC (incorporated by reference to the copy thereof filed as Exhibit 6.2 to the Company’s Offering Circular on Form 1-A on December 15, 2015)
6.3*	Form of Shared Services Agreement between Rise Companies Corp. and Fundrise Advisors, LLC (incorporated by reference to the copy thereof filed as Exhibit 6.3 to the Company’s Offering Circular on Form 1-A on December 15, 2015)
6.4*	Form of Servicing Agreement between Fundrise Equity REIT, LLC and Fundrise Servicing, LLC (incorporated by reference to the copy thereof filed as Exhibit 6.4 to the Company’s Offering Circular on Form 1-A/A on December 30, 2015)
6.5*	Form of Agreement of Merger and Plan of Reorganization between Fundrise Equity REIT, LLC and Fundrise Balanced eREIT, LLC (incorporated by reference to the copy thereof filed as Exhibit 6.5 to the Company’s Form 1-A on July 8, 2022)
6.6*	Form of Agreement and Plan of Merger between Fundrise Equity REIT, LLC and Fundrise eFund, LLC (incorporated by reference to the copy thereof filed as Exhibit 6.6 to the Company’s Form 1-A on August 9, 2024)
9.1*	Accountant's Letter related to Change in Issuer's Certifying Accountant (incorporated by reference to the copy thereof filed as Exhibit 9.1 to the Company's Form 1-U filed with the SEC on March 6, 2026)

* Filed previously

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on March 17, 2026.

Fundrise Equity REIT, LLC

By:	Fundrise Advisors, LLC, a Delaware limited liability company, its Manager

	By:	/s/ Benjamin S. Miller
		Name:	Benjamin S. Miller
		Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Benjamin S. Miller	Chief Executive Officer of	March 17, 2026
Benjamin S. Miller	Fundrise Advisors, LLC
(Principal Executive Officer)

/s/ Alison A. Staloch	Chief Financial Officer of
Alison A. Staloch	Fundrise Advisors, LLC	March 17, 2026
(Principal Financial Officer and
Principal Accounting Officer)